UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 14, 2015

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SVS

Santiago, Chile, August 14, 2015 – LATAM Airlines Group S.A. (NYSE: LFL; IPSA: LAN; BOVESPA: LATM33), the leading airline group in Latin America, announced today its consolidated financial results for the second quarter ended June 30, 2015. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with standards established by the Chilean Superintendency of Securities and Insurance and are expressed in U.S. dollars.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

PREPARED IN ACCORDANCE WITH STANDARDS ESTABLISHED

BY THE CHILEAN SUPERINTENDENCY OF SECURITIES AND INSURANCE

(FREE TRANSLATION)

JUNE 30, 2015

CONTENTS

Interim Consolidated Statement of Financial Position
Interim Consolidated Statement of Income by Function
Interim Consolidated Statement of Comprehensive Income
Interim Consolidated Statement of Changes in Equity
Interim Consolidated Statement of Cash Flows - Direct Method Notes to Interim the Consolidated Financial Statements

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	UNITED STATES DOLLAR
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
BRL/R$	-	BRAZILIAN REAL
THR$	-	THOUSANDS OF BRAZILIAN REAL
VEF	-	STRONG BOLIVAR

REPORT OF INDEPENDENT AUDITORS

(Free translation from the original in Spanish)

Santiago, August 13, 2015

To the Board of Directors and Shareholders of Latam Airlines Group S.A.

We have reviewed the accompanying consolidated interim statement of financial position of Latam Airlines Group S.A. and its subsidiaries as of June 30, 2015, the related consolidated interim statements of income and comprehensive income for the six and three-month periods ended June 30, 2015 and the related statements of changes in equity and cash flows for the six-month period then ended.

Management’s responsibility for the consolidated interim financial statements

Management is responsible for the preparation and fair presentation of the interim financial information in accordance with the standards established by the Chilean Superintendency of Securities and Insurance as described in Note 2.1. This responsibility includes the design, implementation and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim financial information in accordance with the applicable framework for the preparation and presentation of financial information.

Auditor’s responsibilities

Our responsibility is to perform our review in accordance with the Chilean auditing standards applicable for the review of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is the expression of an opinion regarding the financial information taken as a whole. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial information, for them to be in conformity with the standards established by the Chilean Superintendency of Securities and Insurance described in Note 2.1 to the interim consolidated financial statements.

Santiago, August 13, 2015

Latam Airlines Group S.A.

2

Basis of accounting

As described in Note 2.1 to the interim consolidated financial statements, on October 17, 2014, the Chilean Superintendency of Securities and Insurance, by virtue of its authority, issued Official Memorandum N° 856, instructing regulatory entities to record against equity those differences in deferred tax assets and liabilities arising as a direct effect of increase on the corporate tax rate introduced by Law 20,780. This fact has given rise to a change in the framework for preparation and presentation of financial information applied to that date, which corresponded to International Financial Reporting Standards. This change in the accounting framework does not have effects on the consolidated interim statements of income and comprehensive income for the six- and three-month periods ended on June 30, 2015 and 2014 and the corresponding consolidated interim statements of changes in equity and cash flows for the six-month periods then ended, that are presented for comparative purposes. As of December 31, 2014, the effects of the change in the accounting framework are described in Note 17. Our conclusion is not modified regarding this matter.

Other matters – Consolidated financial statements as of December 31, 2014

On March 17, 2015 we issued an unqualified opinion on the consolidated financial statements as of December 31, 2014 and 2013 of Latam Airlines Group S.A. and its subsidiaries, in which is included the statement of financial position as of December 31, 2014 as presented in the accompanying consolidated interim financial statements, and corresponding notes.

Other matters – Interim consolidated financial statements as of June 30, 2014

We performed the review of the consolidated interim financial statements of income and comprehensive income for the six- and three-month periods ended on June 30, 2014 and the corresponding consolidated interim statements of changes in equity and cash flows for the six-month periods then ended, and their corresponding notes, and in our report dated August 12, 2014, we concluded that we were unaware of significant modifications that had to be made to the interim financial information for them to be in conformity with IAS 34, incorporated in the International Financial Reporting Standards.

Jonathan Yeomans Gibbons RUT: 13.473.972-K

Contents of the notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

15 - Goodwill	56
16 - Property, plant and equipment	58
17 - Current and deferred tax	64
18 - Other financial liabilities	70
19 - Trade and other accounts payables	78
20 - Other provisions	80
21 - Other non-financial liabilities	83
22 - Employee benefits	84
23 - Accounts payable, non-current	85
24 - Equity	85
25 - Revenue	90
26 - Costs and expenses by nature	91
27 - Other income, by function	92
28 - Foreign currency and exchange rate differences	93
29 - Earnings per share	101
30 - Contingencies	102
31 - Commitments	111
32 - Transactions with related parties	116
33 - Share based payments	117
34 - The environment	120
35 - Events subsequent to the date of the financial statements	121

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS
	Note	As of June 30, 2015	As of December 31, 2014
		ThUS$	ThUS$
		Unaudited
Current assets
Cash and cash equivalents	6 - 7	1,073,971	989,396
Other financial assets	7 - 11	567,019	650,401
Other non-financial assets	12	355,254	247,871
Trade and other accounts receivable	7 - 8	1,149,687	1,378,837
Accounts receivable from related entities	7 - 9	221	308
Inventories	10	231,801	266,039
Tax assets	17	75,715	100,708

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,453,668	3,633,560

Non-current assets (or disposal groups) classified asheld for sale or as held for distribution to owners		1,001	1,064

Total current assets		3,454,669	3,634,624

Non-current assets
Other financial assets	7 - 11	83,902	84,986
Other non-financial assets	12	345,011	342,813
Accounts receivable	7 - 8	9,031	30,465
Intangible assets other than goodwill	14	1,618,109	1,880,079
Goodwill	15	2,850,897	3,313,401
Property, plant and equipment	16	10,676,356	10,773,076
Tax assets	17	24,630	17,663
Deferred tax assets	17	299,844	407,323

Total non-current assets		15,907,780	16,849,806

Total assets		19,362,449	20,484,430

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY
LIABILITIES	Note	As of June 30, 2015	As of December 31, 2014
		ThUS$	ThUS$
		Unaudited
Current liabilities
Other financial liabilities	7 - 18	1,541,608	1,624,615
Trade and other accounts payables	7 - 19	1,504,935	1,489,396
Accounts payable to related entities	7 - 9	59	35
Other provisions	20	1,970	12,411
Tax liabilities	17	16,332	17,889
Other non-financial liabilities	21	2,627,224	2,685,386

Total current liabilities		5,692,128	5,829,732

Non-current liabilities
Other financial liabilities	7 - 18	7,291,899	7,389,012
Accounts payable	7 - 23	586,508	577,454
Other provisions	20	611,939	703,140
Deferred tax liabilities	17	895,238	1,051,894
Employee benefits	22	81,480	74,102
Other non-financial liabilities	21	343,348	355,401

Total non-current liabilities		9,810,412	10,151,003

Total liabilities		15,502,540	15,980,735

EQUITY
Share capital	24	2,545,705	2,545,705
Retained earnings	24	448,213	536,190
Treasury Shares	24	(178)	(178)
Other reserves	24	767,258	1,320,179

Parent’s ownership interest		3,760,998	4,401,896
Non-controlling interest	13	98,911	101,799

Total equity		3,859,909	4,503,695

Total liabilities and equity		19,362,449	20,484,430

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the 6 months ended June 30,		For the 3 months ended June 30,
	Note	2015	2014	2015	2014
		ThUS$	ThUS$	ThUS$	ThUS$

		Unaudited

Revenue	25	5,005,455	6,062,215	2,311,606	2,970,959
Cost of sales		(3,963,067)	(4,871,068)	(1,925,782)	(2,415,369)

Gross margin		1,042,388	1,191,147	385,824	555,590

Other income	27	198,541	162,948	101,248	76,769
Distribution costs		(388,906)	(511,977)	(168,283)	(261,289)
Administrative expenses		(465,771)	(524,606)	(215,767)	(268,985)
Other expenses		(150,710)	(194,793)	(94,384)	(91,776)
Other gains/(losses)		(382)	(89,119)	(6,596)	(8,342)

Income from operation activities		235,160	33,600	2,042	1,967

Financial income		31,884	45,249	13,394	25,708
Financial costs	26	(205,583)	(244,418)	(110,250)	(113,034)
Share of profit of investments accounted for using the equity method		37	(3,581)	37	(305)
Foreign exchange gains/(losses)	28	(169,222)	104,149	35,355	47,159
Result of indexation units		476	(19)	2	9

Income (loss) before taxes		(107,248)	(65,020)	(59,420)	(38,496)
Income (loss) tax expense / benefit	17	36,953	(28,891)	13,400	(16,432)

NET INCOME (LOSS) FOR THE PERIOD		(70,295)	(93,911)	(46,020)	(54,928)

Income (loss) attributable to owners of the parent		(89,674)	(100,243)	(49,727)	(58,910)
Income (loss) attributable to non-controlling interest	13	19,379	6,332	3,707	3,982

Net income (loss) for the year		(70,295)	(93,911)	(46,020)	(54,928)

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	29	(0.16437)	(0.18375)	(0.09115)	(0.10798)
Diluted earnings (losses) per share (US$)	29	(0.16437)	(0.18375)	(0.09115)	(0.10798)

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the 6 months ended		For the 3 months ended
		June 30,		June 30,
	Note	2015	2014	2015	2014
		ThUS$	ThUS$	ThUS$	ThUS$

		Unaudited

NET INCOME (LOSS)		(70,295)	(93,911)	(46,020)	(54,928)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences

Gains (losses) on currency translation, before tax	28	(660,084)	280,745	66,656	136,323

Other comprehensive income, before taxes, currency translation differences		(660,084)	280,745	66,656	136,323

Cash flow hedges
Gains (losses) on cash flow hedges before taxes	18	132,503	(32,577)	49,240	(5,249)

Other comprehensive income (losses), before taxes, cash flow hedges		132,503	(32,577)	49,240	(5,249)

Other components of other comprehensive income (loss), before taxes		(527,581)	248,168	115,896	131,074

Income tax relating to other comprehensive income that will be reclassified to income

Income tax related to cash flow hedges in other comprehensive income		(36,395)	5,246	(15,029)	3,337

Income taxes related to components of other comprehensive income that will be reclassified to income		(36,395)	5,246	(15,029)	3,337

Other comprehensive income (loss)		(563,976)	253,414	100,867	134,411

Total comprehensive income (loss)		(634,271)	159,503	54,847	79,483

Comprehensive income (loss) attributable to owners of the parent		(648,232)	160,096	38,944	81,752
Comprehensive income (loss) attributable to non-controlling interests		13,961	(593)	15,903	(2,269)

TOTAL COMPREHENSIVE INCOME (LOSS)		(634,271)	159,503	54,847	79,483

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2015		2,545,705	(178)	(1,193,871)	(151,340)	29,642	2,635,748	1,320,179	536,190	4,401,896	101,799	4,503,695

Total increase (decrease) in equity

Comprehensive income

Gain (losses)	24	-	-	-	-	-	-	-	(89,674)	(89,674)	19,379	(70,295)

Other comprehensive income		-	-	(655,343)	96,785	-		(558,558)	-	(558,558)	(5,418)	(563,976)

Total comprehensive income		-	-	(655,343)	96,785	-	-	(558,558)	(89,674)	(648,232)	13,961	(634,271)

Transactions with shareholders

Increase (decrease) through transfers and other changes, equity	24-33	-	-	-	-	4,034	1,603	5,637	1,697	7,334	(16,849)	(9,515)

Total transactions with shareholders		-	-	-	-	4,034	1,603	5,637	1,697	7,334	(16,849)	(9,515)

Closing balance as of June 30, 2015 (Unaudited)		2,545,705	(178)	(1,849,214)	(54,555)	33,676	2,637,351	767,258	448,213	3,760,998	98,911	3,859,909

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
	Note	Share capital ThUS$	Treasury shares ThUS$	Currency translation reserve ThUS$	Cash flow hedging reserve ThUS$	Shares based payments reserve ThUS$	Other sundry reserve ThUS$	Total other reserve ThUS$	Retained earnings ThUS$	Parent’s ownership interest ThUS$	Non- controlling interest ThUS$	Total equity ThUS$

Equity as of January 1, 2014		2,389,384	(178)	(589,991)	(34,508)	21,011	2,657,800	2,054,312	795,303	5,238,821	87,638	5,326,459

Total increase (decrease) in equity

Comprehensive income

Gain (losses)	24	-	-	-	-	-	-	-	(100,243)	(100,243)	6,332	(93,911)

Other comprehensive income		-	-	289,293	(28,954)	-	-	260,339	-	260,339	(6,925)	253,414

Total comprehensive income		-	-	289,293	(28,954)	-	-	260,339	(100,243)	160,096	(593)	159,503

Transactions with shareholders

Equity issuance	24-33	156,321	-	-	-	-	-	-	-	156,321	-	156,321

Increase (decrease) throughtransfers and other changes, equity	24-33	-	-	-	-	7,300	725	8,025	(6)	8,019	(3,550)	4,469

Total transactions with shareholders		156,321	-	-	-	7,300	725	8,025	(6)	164,340	(3,550)	160,790

Closing balance as of June 30, 2014 (Unaudited)		2,545,705	(178)	(300,698)	(63,462)	28,311	2,658,525	2,322,676	695,054	5,563,257	83,495	5,646,752

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended
		June 30,
	Note	2015	2014
		ThUS$	ThUS$

		Unaudited

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		5,701,558	6,443,037
Other cash receipts from operating activities		43,060	51,199
Payments for operating activities
Payments to suppliers for goods and services		(3,554,526)	(4,560,705)
Payments to and on behalf of employees		(1,128,812)	(1,247,868)
Other payments for operating activities		(151,537)	(251,847)
Interest received		13,544	6,049
Income taxes refunded (paid)		(20,878)	(49,969)
Other cash inflows (outflows)	6	(93,879)	4,721

Net cash flows from operating activities		808,530	394,617

Cash flows used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities		200,455	370,396
Other payments to acquire equity or debt instruments of other entities		(204,439)	(299,259)
Amounts raised from sale of property, plant and equipment		22,191	510,484
Purchases of property, plant and equipment		(490,229)	(531,856)
Amounts raised from sale of intangible assets		17	-
Purchases of intangible assets		(10,487)	(23,784)
Other cash inflows (outflows)	6	23,671	(12,853)

Net cash flow from (used in) investing activities		(458,821)	13,128

Cash flows from (used in) financing activities
Amounts raised from issuance of shares		-	156,344
Payments to acquire or redeem the shares of the entity		45	808
Amounts raised from long-term loans		709,543	278,833
Amounts raised from short-term loans		45,000	286,151
Loans repayments		(677,644)	(1,604,988)
Payments of finance lease liabilities		(158,113)	(193,970)
Dividends paid		(17,836)	(18,242)
Interest paid		(171,469)	(211,772)
Other cash inflows (outflows)	6	24,163	43,997

Net cash flows from (used in) financing activities		(246,311)	(1,262,839)

Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		103,398	(855,094)
Effects of variation in the exchange rate on cash and cash equivalents		(18,823)	(24,020)

Net increase (decrease) in cash and cash equivalents		84,575	(879,114)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6	989,396	1,984,903

CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	1,073,971	1,105,789

The accompanying Notes 1 to 35 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Stock Brokers - Stock Exchange (Valparaíso) - the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”) and in Brazil BM & FBOVESPA S.A. – Stock Exchange, Mercadorias e Futuros, in the form of Brazilian Depositary Receipts (“BDRs”).

Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil and in a developed series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs, and the Federal Republic of Brazil and the Comissão de Valores Mobiliarios (“CVM”) of that country, as it pertains to the issuance of BDRs.

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders’ meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Law of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Inversiones Nueva Costa Verde Aeronáutica Limitada, Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A., Inversiones Puerto Claro Dos Limitada, Inversiones La Espasa Dos y Cía. Ltda., Inversiones Puerto Claro Dos y Cía. Limitada and Inversiones Mineras del Cantábrico S.A. owns 25.61% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of June 30, 2015, the Company had a total of 1,644 registered shareholders. At that date approximately 4.48 % of the Company’s share capital was in the form of ADRs and approximately 0.51% in the form of BDRs.

For the period ended June 30, 2015, the Company had an average of 53,294 employees, ending this period with a total of 52,961 employees, spread over 6,970 Administrative employees, 7,243 in Maintenance, 20,323 in Operations, 9,360 in Cabin Crew, 4,039 in Controls Crew, and 5,026 in Sales.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

				As June 30, 2015			As December 31, 2014
Tax No.	Company	Country of origin	Functional Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%

					Unaudited

96.518.860-6	Lantours Division Servicios Terrestres S.A. y Filial	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
Foreign	Lan Chile Investments Limited and Subsidiary	Cayman Insland	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. y Filial	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Aircraft International Leasing Limited	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.410-9	Ladeco Cargo S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. y Filial	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	CLP	99.7100	0.2900	100.0000	99.7100	0.0000	99.7100
59.068.920-3	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)

The indirect participation percentage over TAM S.A. and Subsidiaries comes from Holdco I S.A., entity for which LATAM Airlines Group S.A. holds a 99.9983% participation on the economic rights. Additionally LATAM Airlines Group S.A. owns 226 voting shares of Holdco I S.A., equivalent to 19.42% of total voting shares of that company.

b)	Statement of financial position

		Statement of financial position						Net Income
								For the periods ended
		As of June 30, 2015			As of December 31, 2014			June 30,
								2015	2014
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

		Unaudited						Unaudited

96.518.860-6	Lantours Division Servicios Terrestres S.A. y Filial	7,915	4,834	3,081	3,229	2,289	940	2,131	620
96.763.900-1	Inmobiliaria Aeronáutica S.A.	40,033	15,470	24,563	39,920	16,854	23,066	1,497	1,072
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	629,150	1,075,117	(440,002)	640,020	1,065,157	(426,016)	(5,270)	(65,606)
Foreign	Lan Perú S.A.	280,531	273,018	7,513	239,470	228,395	11,075	(2,172)	(12,893)
Foreign Foreign	Lan Chile Investments Limited and Subsidiary (*)	2,015	1	2,014	2,015	-	2,015	(1)	(4)
93.383.000-4	Lan Cargo S.A.	538,140	228,578	309,562	575,979	234,772	341,207	(31,645)	(19,812)
Foreign	Connecta Corporation	74,127	72,127	2,000	27,431	28,853	(1,422)	3,422	(46)
Foreign	Prime Airport Services Inc. y Filial (*)	22,193	26,668	(4,475)	18,120	22,897	(4,777)	301	(124)
96.951.280-7	Transporte Aéreo S.A.	363,556	150,435	213,121	367,570	147,278	220,292	8,400	(3,887)
Foreign	Aircraft International Leasing Limited	-	4	(4)	-	-	-	(4)	(1)
96.631.520-2	Fast Air Almacenes de Carga S.A.	9,927	3,762	6,165	9,601	3,912	5,689	834	379
96.631.410-9	Ladeco Cargo S.A.	330	13	317	346	13	333	-	4
Foreign	Laser Cargo S.R.L.	39	201	(162)	41	138	(97)	(73)	(42)
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	60,587	42,570	14,977	60,634	46,686	12,218	2,555	(4,928)
96.969.690-8	Lan Cargo Inversiones S.A. y Filial (*)	64,218	78,869	(13,120)	45,589	59,768	(12,711)	(406)	(6,096)
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	16,509	15,064	1,425	16,035	14,746	1,272	233	669
59.068.920-3	Technical Trainning LATAM S.A.	1,275	181	1,094	1,660	263	1,397	(164)	-
Foreign	TAM S.A. and Subsidiaries (*) (**)	5,820,079	5,061,557	665,167	6,817,698	5,809,529	912,634	(61,933)	38,088

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.

(**)	During 2014 LATAM Airlines Group S.A. made a capital increase in TAM S.A. for the total amount of ThUS$ 250,000.

Additionally, we have proceeded to consolidate the following special purpose entities: 1) JOL (Japanese Operating Lease) created in order to finance the purchase of certain aircraft; 2) Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 3) Guanay Finance Limited created to issue a bond collateralized with future credit card receivables, and 4) Private investment funds. These companies have been consolidated as required by IFRS 10.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2014 and June 30, 2015, are detailed below:

(1)	Incorporation or acquisition of companies

-

Lan Pax Group S.A., a subisidiary of Latam Airlines Group S. A., was the direct owner of 55% of Aerolane Líneas Aéreas Nacionales del Ecuador S.A. During 2014, Lan Pax Group S.A. obtained 100% of the economic rights in Aerolane, through its participation in the company Holdco Ecuador S.A., who is the owner of the 45% remaining of Aerolane. By this Lan Pax Group S.A. is the owner of 20% of shares with voting rights and is owner of 100% with the economic rights of Holdco Ecuador S.A. As Latam Airlines Group S. A. was controlled Aerolane Líneas Aéreas Nacionales del Ecuador S.A. through Lan Pax Group S.A. for accounting purposes, this transaction was recorded as a transaction with non-controlling interests.

-

In November 2014, LATAM Airlines Group S.A. acquires the remaining 50% shares of Lufthansa Lan Technical Training S.A. becoming in subsidiary. Subsequently it changed the business name to Technical Training LATAM S.A.

(2)	Dissolution of companies

-	In December 2014, the Company Ediciones Ladeco América S.A. subsidiary of Lan Cargo S.A. was dissolved.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. are for the period ended June 30, 2015, and have been prepared in accordance with Standards an Instructions by Chilean Superintendency of Securities and Insurance (“SVS”), which, except as provided by its Office Circular No. 856, as detailed in the following paragraph are in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

On September 26, 2014 the law No. 20,780 was promulgated, and on September 29, 2014 was published in the Official Journal of the Republic of Chile, which introduces modifications to the tax system in Chile concerning income tax, among other matters. In relation to the Law, on October 17, 2014 the SVS issued Office Circular No. 856, in which it decided that the restatement of assets and liabilities by deferred income taxes that occur as a direct effect of the First- Category Tax rate increase introduced by Law No. 20,780 (Tax reform) will be held in equity and not as indicates the IAS 12. In notes 2.17 and 17 the criteria and impacts related to the registration of the effects of the reform and the implementation of the Circular cited are detailed.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with described above requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements. These interim consolidated financial statements have been prepared under IAS 34.

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with described above requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements. These interim consolidated financial statements have been prepared under IAS 34.

In order to facilitate the comparison, there have been some minor reclassifications to the consolidated financial statements corresponding to the previous year.

(a)	Accounting pronouncements with implementation effective from January 1, 2015:

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IAS 19: Employee Benefits	November 2013	07/01/2014

(ii) Improvements

Improvements to the International Financial Reporting Standards (2012): IFRS 2: Share-based Payment; IFRS 3: Business Combinations Therefore, IFRS 9, IAS 37, and IAS 39 are also modified; IFRS 8: Operating Segments, IFRS 13: Fair Value Measurement, IFRS 9 and IAS 39 were consequently changed; IAS 16: Property, Plant and Equipment, and IAS 38: Intangible Assets; and IAS 24: Related Party Disclosures.

	December 2013	07/01/2014

Improvements to the International Financial Reporting Standards (2013): IFRS 1: First-time Adoption of International Financial Reporting Standards; IFRS 3: Business Combinations; IFRS 13: Fair Value Measurement; and IAS 40: Investment Property.

	December 2013	07/01/2014

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

(b)          Accounting pronouncements not yet in force for financial years beginning on January 1, 2015 and which has not been effected early adoption

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

IFRS 9: Financial instruments.	December 2009	01/01/2018

IFRS 15: Revenue from contracts with customers.	May 2014	01/01/2017

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

Amendment to IFRS 11: Joint arrangements.	May 2014	01/01/2016

Amendment to IAS 16: Property, plant and equipment, and IAS 38: Intangible assets.	May 2014	01/01/2016

Amendment to IAS 27: Separate financial statements.	August 2014	01/01/2016

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	01/01/2016

Amendment IAS 1: Presentation of Financial Statements	December 2014	01/01/2016

Amendment to IFRS 10: Consolidated financial statements, IFRS 12: Disclosure of Interests in other entities and IAS 28: Investments in associates and joint ventures.	December 2014	01/01/2016

(ii) Improvements

Improvements to International Financial Reporting Standards (2012-2014 cycle): IFRS 5 Non-current assets held for sale and discontinued operations; IFRS 7 Financial instruments: Disclosures; IAS 19 Employee benefits and IAS 34 Interim financial reporting.

	September 2014	01/01/2016

The Company’s management believes that the early adoption of the standards, amendments and interpretations described above but not yet effective would not have had a significant impact on the Company’s consolidated financial statements in the year of their first application.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Inter-company transactions, balances and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be revealed when carrying out a business combination, such as the acquisition of an entity by the Company, shall apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and

50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i)          Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)         The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)        All the resultant exchange differences by conversion are shown as a separate component in Other comprehensive income.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are registered, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss.

The amounts of advance payments to aircraft manufacturers are capitalized by the Company under Construction in progress until receipt of the aircraft.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of Property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the results of the year in which they are incurred.

Depreciation of Property, plant and equipment is calculated using the straight-line method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets are reviewed, and adjusted if necessary, once per year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.8).

Losses and gains on the sale of Property, plant and equipment are calculated by comparing the compensation with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Brands, Airport slots and Loyalty program

Brands, Airport slots and Coalition and Loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU

Brand – Air transport CGU

(See Note 15)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., subsidiary of TAM S.A.

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination with TAM and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 7 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated income statement when they are accrued.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses at each reporting date.

2.9.	Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss and loans and receivables. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a)	Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as held for trading unless they are designated as hedges. The financial assets in this category and have been designated initial recognition through profit or loss, are classified as Cash and cash equivalents and Other current financial assets and those designated as instruments held for trading are classified as Other current and non-current financial assets.

(b)	Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and receivables are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

The regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or losses are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

The financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method.

At the date of each consolidated statement of financial position, the Company assesses if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss.

2.10.	Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and if so, the nature of the item hedged. The Company designates certain derivatives as:

(a)	Hedge of the fair value of recognized assets (fair value hedge);

(b)       Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(c)	Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under Other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of Other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

(c)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Current and deferred taxes

The expense by current tax is comprised of income and deferred taxes.

The charge for current tax is calculated based on tax laws in force on the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated using the liability method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

According to the instructions of Chilean Superintendency of Securities and Insurance in his Office Circular No. 856 of October 17, 2014, the effects on assets and liabilities by deferred tax as a result of the rate increase of the First Category Tax approved by Law No. 20,780 (tax reform) about deferred income tax, according to IAS 12 should be imputed to income (loss) of period, have been classified as Retained earnings, under Retained earnings. The subsequent amendments shall be recognized in income (loss) of period according to IAS 12.

Except as mentioned in the previous subparagraph, the tax (current and deferred) is recognized in income by function, unless it relates to an item recognized in Other comprehensive income, directly in equity or from business combination. In that case the tax is also recognized in Other comprehensive income, directly in income by function or goodwill, respectively.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented by the granting of options for the subscription and payment of shares are shown in the consolidated financial statements in accordance with IFRS 2: Share based payments, showing the effect of the fair value of the options granted as a charge to remuneration on a straight-line basis between the date of granting such options and the date on which these become vested.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

2.20.	Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a)	Rendering of services

(i)	Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

Consistent with the foregoing, the Company presents the deferred revenues, generated by anticipated sale of flight tickets and freight services, in heading Other non - financial liabilities in the Statement of Financial Position.

(ii)	Frequent flyer program

The Company currently has a frequent flyer programs, whose objective is customer loyalty through the delivery of kilometers or points fly whenever the programs holders make certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers or points earned can be exchanged for flight tickets or other services of associated entities.

The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers or points accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

(iii)	Other revenues

The Company records revenues for other services when these have been provided.

(b)	Interest income

Interest income is booked using the effective interest rate method.

(c)	Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.  Leases

(a)	When the Company is the lessee – financial lease

The Company leases certain Property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are initially recorded at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

(b)	When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of own aircraft or under financial leases, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft under operating leases, a liability is accrued based on the use of the main components is recognized, since exists a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels. These are recognized as Cost of sales.

Additionally, some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is request to the lessor. At the end of the contract period, the balance between paid reservations and conditions agreed with levels of maintain in delivering, offsetting the parties if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk, and (iii) interest -rate risk

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels and rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i)	Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which it is subject to the fluctuations of international fuel prices.

Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and are highly liquid.

Fuel Hedging Results:

During the first half of 2015, the Company recognized losses of US$ 143.8 million on fuel derivative. During the same period of 2014, the Company recognized losses of US$ 0.7 million for the same reason.

At June 30, 2015, the market value of its fuel positions amounted to US$ 30.3 million (negative). At December 31, 2014, this market value was US$ 157.2 million (negative).

The following tables show the level of hedge for different periods:

Positions as of June 30, 2015 (Unaudited) (*)	Maturities

	Q315	Q415	Q116	Q216	Total

Percentage of the hedge of expected consumption value	50%	50%	25%	10%	34%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).
Positions as of December 31, 2014 (*)	Maturities

	Q115	Q215	Q315	Q415	Total

Percentage of the hedge of expected consumption value	30%	15%	30%	20%	24%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the second quarter of 2016.

The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of June, 2015 and the end of December, 2014.

Benchmark price (US$ per barrel)	Positions as of June 30, 2015 effect on equity (millions of US$)	Positions as of December 31, 2014 effect on equity (millions of US$)

	(Unaudited)
+5	+26.54	+24.90
-5	- 24.60	-25.06

Given the fuel hedge structure during the first half of 2015, which considers a hedge-free portion, a vertical fall by 5 dollars in the BRENT and JET benchmark price (the monthly daily average), would have meant an impact of approximately US$ 53.3 million in the cost of total fuel consumption for the same period. For the first half of 2015, a vertical rise by 5 dollars in the BRENT and JET benchmark price (the monthly daily average) would have meant an impact of approximately US$ 51.3 million of increased fuel costs.

(ii)	Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the Financial Statements of the Parent Company is the United States dollar, so the risk of Transactional exchange rate and Conversion arises mainly from its own operating activities of the business, strategic and accounting of the Company are denominated in a different currency than the functional currency.

LATAM Subsidiaries are also exposed to currency risk that impacts the consolidated results of the Company.

Most currency exposure of LATAM comes from the concentration of business in Brazil, which are mostly denominated in Brazilian Real (BRL), being actively managed by the company.

Additionally, the company manages the economic exposure to operating revenues in Euro (EUR) and Pound Sterling (GBP).

In lower concentrations the Company is therefore exposed to fluctuations in others currencies, such as: Chilean peso, Argentine peso, Paraguayan guaraní, Mexican peso, Peruvian sol, Colombian peso, Australian dollar and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

FX Hedging Results:

With the aim of reducing exposure to exchange rate risk on operating cash flows in 2015 and secure the operating margin, LATAM and TAM conduct hedging through FX derivatives.

At June 30, 2015, the market value of its FX positions amounted to US$ 3.1 million (negative). At end of December 2014 the market value was of US$ 0.1 million (negative).

During the period ended at June 30, 2015 the Company recognized gains of US$ 6.4 million on hedging FX. During the same period of 2014 the Company recognized gains of US$ 0.6 million on hedging FX.

At end of June 2015, the Company has contracted FX derivatives for US$ 280 million to BRL, US$ 188 million to EUR and US$ 70 million to GBP. At end of December 2014, the Company had contracted derivatives for US$ 100 million to BRL, while for EUR and GBP there were no current positions.

Sensitivity analysis:

A depreciation of exchange rate R$/ US$, US$/EUR and US$/GBP affects negatively the Company for a rise of its costs in US$, however, it also affects positively the value of contracted derivate positions.

The FX derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The following table presents the sensitivity of derivative FX Forward instruments agrees with reasonable changes to exchange rate and its effect on equity. The projection term was defined until the end of the last current contract hedge, being the last business day of the first quarter of 2016:

Appreciation (depreciation) of R$/US$	Effect at June 30, 2015 Millions of US$	Effect at December 31, 2014 Millions of US$

	(Unaudited)
-10%	-29.06	-9.98
+10%	+34.22	+9.98

In the case of TAM S.A, which operates with the Brazilian Real as its functional currency, a large proportion of the company’s assets liabilities are expressed in United States Dollars. Therefore, this subsidiary’s profit and loss varies when its financial assets and liabilities, and its accounts receivable listed in dollars are converted to Brazilian Reals. This impact on profit and loss is consolidated in the Company.

In order to reduce the volatility on the financial statements of the Company caused by rises and falls in the R$/US$ exchange rate, the Company has conducted transactions for to reduce the net US$ liabilities held by TAM S.A.

The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at June 30, 2015 Millions of US$	Effect at December 31, 2014 Millions of US$

	(Unaudited)
-10%	+44.1	+69.8
+10%	-44.1	-69.8

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 18).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in Other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at June 30, 2015 Millions of US$	Effect at December 31, 2014 Millions of US$

	(Unaudited)
-10%	+385.75	+464.01
+10%	-315.61	-379.69

(iii)	Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“ILC”), and the Interest Rate Term of Brazil (“TJLP”).

Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 68% (69% at December 31, 2014) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

At June 30, 2015, the market value of the positions of interest rate derivatives amounted to US$ 49.6 million (negative). At end of December 2014 this market value was US$ 60.7 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions.

Increase (decrease) futures curve in libor 3 months	Positions as of June 30, 2015 effect on profit or loss before tax (millions of US$)	Positions as of December 31, 2014 effect on profit or loss before tax (millions of US$)

	(Unaudited)
+100 basis points	-28.02	-27.53
-100 basis points	+28.02	+27.53

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease) futures curve in libor 3 months	Positions as of June 30, 2015 effect on equity (millions of US$)	Positions as of December 31, 2014 effect on equity (millions of US$)

	(Unaudited)
+100 basis points	+11.90	+15.33
-100 basis points	-12.35	-15.95

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the company has established maximum limits for investments which are monitored regularly.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and Other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents).The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs related to market-risk hedges, the Company requires liquid funds to meet its payment obligations.

The Company therefore manages its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The Company’s policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Company has future obligations related to financial leases, operating leases, maturities of other bank borrowings, derivative contracts and aircraft purchase contracts.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2015 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate

				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	CLP	95,787	-	-	-	-	95,787	94,892	At expiration	3.78	3.78
97.036.000-K	SANTANDER	Chile	US$	60,108	-	-	-	-	60,108	60,000	At expiration	0.72	0.72
97.030.000-7	ESTADO	Chile	US$	55,084	-	-	-	-	55,084	55,000	At expiration	0.61	0.61
97.006.000-6	BCI	Chile	US$	100,203	-	-	-	-	100,203	100,000	At expiration	0.79	0.79
76.645.030-K	ITAU	Chile	US$	30,059	-	-	-	-	30,059	30,000	At expiration	0.79	0.79
97.951.000-4	HSBC	Chile	US$	12,017	-	-	-	-	12,017	12,000	At expiration	0.58	0.58
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	15,632	45,810	104,059	-	-	165,501	153,904	Quarterly	4.85	4.85
0-E	BBVA	Argentina	ARS	20,408	-	-	-	-	20,408	19,806	Monthly	33.00	33.00
97.036.000-K	SANTANDER	Chile	US$	1,716	2,272	348,038	-	-	352,026	348,038	Quarterly	2.34	2.34
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	-	36,250	72,500	572,500	-	681,250	500,000	-	7.25	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	-	85,081	167,961	59,787	24,726	337,555	355,737	Quarterly	1.76	1.53
0-E	BNP PARIBAS	U.S.A.	US$	9,766	29,592	81,056	83,191	169,578	373,183	335,463	Quarterly	2.16	2.11
0-E	WELLS FARGO	U.S.A.	US$	35,583	106,848	285,605	286,624	626,387	1,341,047	1,242,130	Quarterly	2.26	1.60
0-E	CITIBANK	U.S.A.	US$	19,327	58,299	157,816	161,356	307,117	703,915	650,755	Quarterly	2.28	1.53
97.036.000-K	SANTANDER	Chile	US$	5,533	16,698	45,274	46,381	61,873	175,759	170,046	Quarterly	1.36	0.82
0-E	BTMU	U.S.A.	US$	2,961	8,940	24,308	24,985	46,257	107,451	102,329	Quarterly	1.67	1.08
0-E	APPLE BANK	U.S.A.	US$	1,456	4,396	11,959	12,314	23,220	53,345	50,782	Quarterly	1.67	1.08
0-E	US BANK	U.S.A.	US$	18,685	55,934	148,308	147,037	340,154	710,118	619,762	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,898	17,732	43,417	30,521	70,926	168,494	146,086	Quarterly	3.29	3.29
0-E	NATIXIS	France	US$	13,499	41,098	113,502	106,112	272,096	546,307	491,878	Quarterly	1.90	1.91
0-E	HSBC	U.S.A.	US$	1,577	4,753	12,817	13,029	28,444	60,620	56,307	Quarterly	2.34	1.53
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	2,127	6,521	18,501	20,317	23,499	70,965	66,180	Monthly	1.89	1.89
0-E	KFW IPEX-BANK	Germany	US$	708	2,178	6,201	4,027	2,728	15,842	14,862	Quarterly	2.13	2.13
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	8,211	24,663	16,464	-	-	49,338	48,454	Quarterly	2.04	2.04
Financial leases
0-E	ING	U.S.A.	US$	9,183	27,635	50,295	32,202	4,083	123,398	110,932	Quarterly	4.97	4.43
0-E	CREDIT AGRICOLE	France	US$	1,679	5,131	10,719	-	-	17,529	17,224	Quarterly	1.24	1.24
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	44,648	6,114	123,762	106,516	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,568	52,675	129,971	44,287	-	244,501	222,892	Quarterly	5.36	4.76
0-E	BNP PARIBAS	U.S.A.	US$	11,308	34,092	92,263	44,499	4,065	186,227	172,617	Quarterly	4.11	3.66
0-E	WELLS FARGO	U.S.A.	US$	5,593	16,779	44,685	44,589	35,256	146,902	130,550	Quarterly	3.98	3.53
0-E	DVB BANK S E	U.S.A.	US$	4,717	14,185	23,748	-	-	42,650	41,619	Quarterly	1.94	1.94
0-E	US BANK	U.S.A.	US$	279	11,143	-	-	-	11,422	11,422	Monthly	-	-
0-E	BANC OF AMERICA	U.S.A.	US$	703	4,477	405	-	-	5,585	4,314	Monthly	1.41	1.40
Other loans
0-E	BOEING	U.S.A.	US$	-	7,456	238,576	-	-	246,032	237,654	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	6,750	58,190	207,194	206,909	52,067	531,110	450,000	Quarterly	6.00	6.00
Hedging derivatives

-	OTHERS	-	US$	11,372	29,927	42,807	2,962	159	87,227	82,434	-	-	-

Non - hedging derivatives

-	OTHERS	-	US$	314	-	-	-	-	314	16	-	-	-

	Total			591,894	827,005	2,547,116	1,988,277	2,098,749	8,053,041	7,312,601

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2015 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate

				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	182	493	1,315	1,314	1,040	4,344	3,578	Monthly	6.01	6.01
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	554	65,662	409,831	87,325	543,762	1,107,134	800,000	At Expiration	6.09	5.92
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,790	7,701	20,529	20,520	3,419	54,959	47,367	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,670	10,876	25,262	15,990	3,709	59,507	56,598	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,872	27,137	-	-	-	30,009	29,763	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE -CIB	France	US$	1,608	6,061	-	-	-	7,669	7,500	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	6,299	-	-	-	-	6,299	6,250	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	203	393	524	-	-	1,120	1,099	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,799	11,348	16,690	-	-	31,837	30,984	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,815	9,322	17,067	14,130	1,795	46,129	43,964	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	4,358	7,808	22,539	22,934	76,711	134,350	118,779	Quarterly/Semiannual	3.85	3.85
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,411	4,167	20,592	-	-	26,170	25,546	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	547	1,456	3,377	2,684	12,617	20,681	19,158	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	12,095	31,766	85,498	84,970	141,330	355,659	328,483	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	319	1,009	2,268	-	-	3,596	2,721	Monthly	13.64	13.64
0-E	HP FINANCIAL SERVICE	Brazil	BRL	236	709	709	-	-	1,654	1,519	Monthly	10.02	10.02
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	124	392	1,068	-	-	1,584	1,192	Monthly	13.64	13.64
Other loans
0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	21,415	9,623	-	-	-	31,038	31,039	Monthly	5.00	5.00

	Total			66,297	195,923	627,269	249,867	784,383	1,923,739	1,555,540

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2015 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate

				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables

-	OTHERS	OTHERS	US$	419,955	25,967	-	-	-	445,922	445,922	-	-	-
			USD	9,342	-	-	-	-	9,342	9,294	Quarterly	2.16	2.16
			CLP	45,293	207	-	-	-	45,500	45,500	-	-	-
			BRL	317,804	14	-	-	-	317,818	317,818	-	-	-
			Others currencies	333,405	27	-	-	-	333,432	333,432	-	-	-
Accounts payable to related parties currents

65.216.000-1	COMUNIDAD MUJER	Chile	CLP	13	-	-	-	-	13	13	-	-	-
78.591.370-1	BETHIA S.A. AND SUBSIDIARIES	Chile	CLP	1	-	-	-	-	1	1	-	-	-
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	45	-	-	-	-	45	45	-	-	-

	Total			1,125,858	26,215	-	-	-	1,152,073	1,152,025

	Total consolidated			1,784,049	1,049,143	3,174,385	2,238,144	2,883,132	11,128,853	10,020,166

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate

				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,102	-	-	-	-	100,102	100,000	At expiration	0.40	0.40
97.036.000-K	SANTANDER	Chile	US$	45,044	-	-	-	-	45,044	45,000	At expiration	0.34	0.34
97.006.000-6	ESTADO	Chile	US$	55,076	-	-	-	-	55,076	55,000	At expiration	0.52	0.52
97.030.000-7	BCI	Chile	US$	100,157	-	-	-	-	100,157	100,000	At expiration	0.47	0.47
76.645.030-K	ITAU	Chile	US$	15,025	-	-	-	-	15,025	15,000	At expiration	0.65	0.65
97.951.000-4	HSBC	Chile	US$	12,010	-	-	-	-	12,010	12,000	At expiration	0.50	0.50
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	16,575	48,581	121,945	17,621	-	204,722	188,268	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	1,298	18,700	-	-	-	19,998	17,542	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	1,713	23,403	-	-	-	25,116	21,050	Monthly	33.00	33.00
97.036.000-K	SANTANDER	U.S.A.	US$	1,610	3,476	283,438	-	-	288,524	282,967	Quarterly	2.33	2.33
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	18,670	55,089	109,536	64,101	36,625	284,021	273,599	Quarterly	1.68	1.43
0-E	BNP PARIBAS	U.S.A.	US$	9,634	29,259	80,097	83,020	190,070	392,080	351,217	Quarterly	2.13	2.04
0-E	WELLS FARGO	U.S.A.	US$	35,533	106,692	285,218	286,264	698,052	1,411,759	1,302,968	Quarterly	2.26	1.57
0-E	CITIBANK	U.S.A.	US$	19,149	57,915	156,757	160,323	347,710	741,854	684,114	Quarterly	2.24	1.49
97.036.000-K	SANTANDER	Chile	US$	5,482	16,572	44,925	46,047	73,544	186,570	180,341	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,931	8,863	24,091	24,778	52,541	113,204	107,645	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,437	4,358	11,849	12,206	26,318	56,168	53,390	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	18,713	56,052	148,622	147,357	376,792	747,536	648,158	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,834	17,621	47,600	30,300	78,509	179,864	155,279	Quarterly	3.25	3.25
0-E	NATIXIS	France	US$	11,783	35,803	99,012	98,632	259,912	505,142	454,230	Quarterly	1.86	1.81
0-E	HSBC	U.S.A.	US$	1,564	4,725	12,738	12,956	31,701	63,684	59,005	Quarterly	2.29	1.48
0-E	PK AirFinance US, Inc.	U.S.A.	US$	2,074	6,378	18,091	19,836	28,763	75,142	69,721	Monthly	1.86	1.86
0-E	KFW IPEX-BANK	Germany	US$	696	2,124	6,048	4,587	3,771	17,226	16,088	Quarterly	2.10	2.10
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	8,199	24,623	32,904	-	-	65,726	64,246	Quarterly	2.00	2.00
0-E	CREDIT AGRICOLE	U.S.A.	US$	7,864	23,394	62,540	-	-	93,798	91,337	Quarterly	1.73	1.73
Financial leases
0-E	ING	U.S.A.	US$	9,137	27,520	58,821	34,067	12,134	141,679	126,528	Quarterly	4.84	4.33
0-E	CREDIT AGRICOLE	France	US$	1,643	5,036	14,152	-	-	20,831	20,413	Quarterly	1.20	1.20
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	48,667	14,262	135,929	115,449	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,555	52,678	138,380	67,095	3,899	279,607	252,205	Quarterly	5.35	4.76
0-E	BNP PARIBAS	U.S.A.	US$	11,240	33,917	91,743	60,834	10,974	208,708	191,672	Quarterly	4.14	3.68
0-E	WELLS FARGO	U.S.A.	US$	5,604	16,784	44,705	44,615	46,394	158,102	139,325	Quarterly	3.98	3.53
0-E	DVB BANK S E	U.S.A.	US$	4,701	14,145	33,201	-	-	52,047	50,569	Quarterly	1.89	1.89
0-E	US BANK	U.S.A.	US$	326	6,247	5,455	-	-	12,028	11,981	Monthly	-	-
0-E	BANC OF AMERICA	U.S.A.	US$	720	2,118	2,912	-	-	5,750	5,462	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	-	4,994	180,583	-	-	185,577	179,507	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	6,825	20,175	209,730	209,778	104,852	551,360	450,000	Quarterly	6.00	6.00
Hedging derivatives
-	OTHERS	-	US$	11,702	30,761	48,667	7,311	245	98,686	93,513	-	-	-
Non - hedging derivatives
-	OTHERS	-	US$	1,002	628	-	-	-	1,630	730	-	-	-

	Total			574,711	776,881	2,422,427	1,480,395	2,397,068	7,651,482	6,985,519

(*)	Securitized bond with the future flows from the sales with credit card in United States and Canada.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	184	493	1,315	1,315	1,369	4,676	3,796	Monthly	6.01	6.01

Obligation with the public

0-E	THE BANK OF NEW YORK	U.S.A.	US$	14,639	82,006	481,920	148,037	880,604	1,607,206	1,100,000	At Expiration	7.99	7.19

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,808	7,701	20,531	20,522	8,548	60,110	51,120	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,623	10,709	28,593	15,908	7,736	66,569	63,021	Monthly	1.42	1.42
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,897	32,805	-	-	-	35,702	35,170	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE -CIB	France	US$	1,653	4,683	4,514	-	-	10,850	10,500	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	3,247	9,470	-	-	-	12,717	12,500	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	206	554	767	-	-	1,527	1,492	Monthly	1.68	1.68
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	2,512	11,229	24,278	-	-	38,019	36,848	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,596	11,209	19,167	14,028	5,365	53,365	50,687	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	5,121	9,778	27,874	28,520	87,769	159,062	139,693	Quarterly/Semiannual	3.87	3.87
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,392	4,103	20,694	-	-	26,189	25,293	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	573	1,528	3,559	2,852	13,226	21,738	19,982	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	9,777	27,207	75,066	78,964	170,509	361,523	344,106	Quarterly	3.06	3.58
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	8	-	-	-	-	8	-	Monthly	11.70	11.70
0-E	BANCO IBM S.A	Brazil	BRL	356	1,118	3,405	40	-	4,919	3,817	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	276	829	1,381	-	-	2,486	2,229	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	547	-	-	-	-	547	114	Monthly	6.82	6.82
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	155	446	1,351	206	-	2,158	1,643	Monthly	11.60	11.60

Other loans

0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	30,281	15,576	-	-	-	45,857	45,857	Monthly	4.23	4.23

	Total			83,851	231,444	714,415	310,392	1,175,126	2,515,228	1,947,868

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Trade and other accounts payables

-	OTHERS	OTHERS	US$	529,043	26,483	-	-	-	555,526	555,526	-	-	-
			USD	1,107	10,449	-	-	-	11,556	11,431	Quarterly	2.11	2.11
			CLP	23,878	241	-	-	-	24,119	24,119	-	-	-
			BRL	380,766	13	-	-	-	380,779	380,779	-	-	-
			Others currencies	224,040	228	-	-	-	224,268	224,268	-	-	-
Accounts payable to related parties currents

65.216.000-1	COMUNIDAD MUJER	Chile	CLP	2	-	-	-	-	2	2	-	-	-
78.591.370-1	BETHIA S.A. AND SUBSIDIARIES	Chile	CLP	6	-	-	-	-	6	6	-	-	-
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	27	-	-	-	-	27	27	-	-	-

	Total			1,158,869	37,414	-	-	-	1,196,283	1,196,158

	Total consolidated			1,817,431	1,045,739	3,136,842	1,790,787	3,572,194	11,362,993	10,129,545

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2014, the Company provided US$ 91.8 million in derivative margin guarantees, for cash and stand-by letters of credit. At June 30, 2015, the Company had provided US$ 64.6 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The fall was due at i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts, and iii) changes in fuel prices, exchange rate and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to safeguard it in order to continue as an on-going business, (ii) to seek a return for its shareholders, and (iii) to maintain an optimum capital structure and reduce its costs.

In order to maintain or adjust the capital structure, the Company may adjust the amount of the dividends payable to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Company monitors the adjusted leverage rate, in line with industry practice. This rate is calculated as net adjusted debt divided by the sum of adjusted equity and net adjusted debt. Net adjusted debt is total financial debt plus 8 times the operating lease payments of the last 12 months, less total cash (measured as the sum of cash and cash equivalents plus marketable securities). Adjusted capital is the amount of net equity without the impact of the market value of derivatives.

The Company’s strategy, which has not changed since 2007, has consisted of maintaining an adjusted leverage rate of between 70% and 80% and an international credit rating of higher than BBB- (the minimum required for being considered investment grade). On March 24, 2015 the agency S&P confirmed the long-term rating of BB with stable perspective and the rating agency Fitch has issued on April 1, 2015 a new long-term rating for the Company of BB- with stable perspective. Additionally, on April 7, 2015, the rating agency Moody’s began coverage with a long term rating of Ba2, with a stable perspective.

Adjusted leverage ratios:

	As of June 30, 2015	As of December 31, 2014
	ThUS$ Unaudited	ThUS$
Total financial loans	8,763,587	8,817,215
Last twelve months Operating lease payment x 8	4,144,016	4,171,072
Less:
Cash and marketable securities	(1,609,714)	(1,533,770)

Total net adjusted debt	11,297,889	11,454,517

Net Equity	3,760,998	4,401,896
Cash flow hedging reserve	54,555	151,340

Adjusted equity	3,815,553	4,553,236

Total adjusted debt and equity	15,113,442	16,007,753

Adjusted leverage	74.8%	71.6%

See information related to financial covenants in Note 31 (a).

3.3.	Estimates of fair value.

At June 30, 2015, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent),

-	Bank certificate of deposit – CBD,

-	Private investment funds

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of June 30, 2015 (Unaudited)				As of December 31, 2014
		Fair value measurements using values considered as				Fair value measurements using values considered as

	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	119,842	119,842	-	-	200,753	200,753	-	-

Short-term mutual funds	119,842	119,842	-	-	200,753	200,753	-	-

Other financial assets, current	548,044	535,743	12,301	-	546,535	526,081	20,454	-
Fair value of interest rate derivatives	-	-	-	-	1	-	1	-
Fair value of fuel derivatives	9,318	-	9,318	-	1,783	-	1,783	-
Fair value of foreign currency derivatives	2,729	-	2,729	-	-	-	-	-
Interest accrued since the last payment date of Cross Currency Swap	169	-	169	-	377	-	377	-
Foreign currency derivatives not recognized as a hedge	85	-	85	-	-	-	-	-
Private investment funds	481,512	481,512	-	-	480,777	480,777	-	-
Certificate of deposit CDB	-	-	-	-	18,293	-	18,293	-
Domestic and foreign bonds	54,231	54,231	-	-	41,111	41,111	-	-
Time deposit	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	4,193	4,193	-	-

Liabilities
Other financial liabilities, current	109,363	-	109,363	-	227,233	-	227,233	-
Fair value of interest rate derivatives	23,655	-	23,655	-	26,395	-	26,395	-
Fair value of fuel derivatives	30,342	-	30,342	-	157,233		157,233
Fair value of foreign currency derivatives	50,280	-	50,280	-	37,242	-	37,242	-
Interest accrued since the last payment date of Currency Swap	4,793	-	4,793	-	5,173	-	5,173	-
Interest rate derivatives not recognized as a hedge	293	-	293	-	1,190		1,190

Other financial liabilities, non current	21,268	-	21,268	-	28,327	-	28,327	-
Fair value of interest rate derivatives	21,268	-	21,268	-	28,327	-	28,327	-

Additionally, at June 30, 2015, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of June 30, 2015		As of December 31, 2014
	Book value	Fair value	Book value	Fair value

	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	954,129	954,129	788,643	788,643
Cash on hand	10,279	10,279	11,568	11,568
Bank balance	189,796	189,796	239,514	239,514
Overnight	246,530	246,530	154,666	154,666
Time deposits	507,524	507,524	382,895	382,895

Other financial assets, current	18,975	18,975	103,866	103,866
Other financial assets	18,975	18,975	103,866	103,866

Trade and other accounts receivable current	1,149,687	1,149,687	1,378,837	1,378,837
Accounts receivable from related entities	221	221	308	308
Other financial assets, non current	83,902	83,902	84,986	84,986
Accounts receivable	9,031	9,031	30,465	30,465

Other financial liabilities, current (*)	1,432,245	1,561,097	1,397,382	1,446,100
Trade and other accounts payables	1,504,935	1,504,935	1,489,396	1,489,396
Accounts payable to related entities	59	59	35	35
Other financial liabilities, non current (*)	7,270,631	7,575,508	7,360,685	8,319,022
Accounts payable, non-current	586,508	586,508	577,454	577,454

(*) Fair value Level II

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of Other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments. In the case of Other financial assets, the valuation was performed according to market prices at period end.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and book some of the assets, liabilities, revenues, expenses and commitments; these relate principally to:

(a)	The evaluation of possible impairment losses for certain assets.

(b)	The useful lives and residual values of fixed and intangible assets.

(c)	The criteria employed in the valuation of certain assets.

(d)	Air tickets sold that are not actually used.

(e)	The calculation of deferred income at the end of the period, corresponding to the valuation of kilometers or points credited to holders of the loyalty programs which have not yet been used.

(f)	The need for provisions and where required, the determination of their values.

(g)	The recoverability of deferred tax assets.

These estimates are made on the basis of the best information available on the matters analyzed.

In any case, it is possible that events will require modification of the estimates in the future, in which case the effects would be accounted for prospectively.

The management has applied judgment in determining that LATAM Airlines Group S.A. has control over TAM S.A. and Subsidiaries for accounting purposes and therefore has consolidated their financial statements. This judgment is made on the basis that LATAM issued their ordinary shares in exchange for all of the outstanding common and preferred shares of TAM, except those shareholders of TAM who did not accept exchange and which were subject of the squeeze-out entitling LATAM to substantially all of the economic benefits that will be generated by the LATAM Group and also, consequently, exposing it to substantially all the risks incidental to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the TAM controlling shareholders, ensuring that the shareholders and directors of TAM will have no incentive to exercise their rights in a manner that is beneficial to TAM but detrimental to LATAM. Further, all significant actions required for the operation of the airlines require the affirmative vote of both LATAM and the TAM controlling shareholders.

Since the integration of LAN and TAM operations, most critical airline activities in Brazil have been managed under the TAM CEO and global activities have been managed by the LATAM CEO, who is in charge of the overall operation of the LATAM Group and who reports to the LATAM board. Further, the LATAM CEO evaluates performance of the LATAM Group executives and, together with the LATAM board, determines compensation. Although there are restrictions on voting interests that currently may be held by foreign investors under Brazilian law, LATAM believes that the economic substance of these arrangements satisfies the requirements established by the applicable accounting standards and that consolidation by LATAM of TAM’s operations is appropriate.

NOTE 5 - SEGMENTAL INFORMATION

The Company has determined that it has two operating segments: the air transportation business and the coalition and loyalty program Multiplus.

The Air transport segment corresponds to the route network for air transport and it is based on the way that the business is run and managed, according to the centralized nature of its operations, the ability to open and close routes and reallocate resources (aircraft, crew, staff, etc..) within the network, which is a functional relationship between all of them, making them inseparable. This segment definition is the most common level used by the global airline industry.

The segment of loyalty coalition called Multiplus, unlike LanPass and TAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with 13.3 million of members, along with being a regulated entity with a separately business and not directly related to air transport.

(a) For the 6 months ended

	Air transportation At June 30,		Coalition and loyalty program Multiplus At June 30,		Eliminations At June 30,		Consolidated At June 30,
	2015	2014	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Income from ordinary activities from external customers (*)	4,750,818	5,820,637	254,637	241,578	-	-	5,005,455	6,062,215
LAN passenger	2,111,349	2,203,081	-	-	-	-	2,111,349	2,203,081
TAM passenger	1,954,702	2,771,912	254,637	241,578	-	-	2,209,339	3,013,490
Freight	684,767	845,644	-	-	-	-	684,767	845,644
Income from ordinary activities from transactions with other operating segments	254,637	241,578	35,709	61,012	(290,346)	(302,590)	-	-
Other operating income	114,503	89,637	84,038	73,311	-	-	198,541	162,948
Interest income	14,485	17,350	25,790	27,899	(8,391)	-	31,884	45,249
Interest expense	(213,974)	(244,418)	-	-	8,391	-	(205,583)	(244,418)
Total net interest expense	(199,489)	(227,068)	25,790	27,899	-	-	(173,699)	(199,169)
Depreciation and amortization	(464,916)	(489,611)	(7,618)	(3,418)	-	-	(472,534)	(493,029)
Material non-cash items other than depreciation and amortization	(194,639)	83,597	1,258	(16)	-	-	(193,381)	83,581
Disposal of fixed assets and inventory losses	(18,413)	(8,762)	-	(72)	-	-	(18,413)	(8,834)
Doubtful accounts	(6,261)	(11,781)	39	66	-	-	(6,222)	(11,715)
Exchange differences	(170,441)	104,159	1,219	(10)	-	-	(169,222)	104,149
Result of indexation units	476	(19)	-	-	-	-	476	(19)
Income (loss) atributable to owners of the parents	(158,330)	(163,546)	68,656	63,303	-	-	(89,674)	(100,243)
Participation of the entity in the income of associates	37	(2,069)	-	(1,512)	-	-	37	(3,581)
Expenses for income tax	71,391	7,565	(34,438)	(36,456)	-	-	36,953	(28,891)
Segment profit / (loss)	(138,951)	(157,214)	68,656	63,303	-	-	(70,295)	(93,911)
Assets of segment	18,853,409	19,691,356	592,157	2,011,599	(83,117)	(15,752)	19,362,449	21,687,203
Investments in associates	-	1,213	-	1,641	-	-	-	2,854
Amount of non-current asset additions	326,530	515,629	-	-	-	-	326,530	515,629
Property, plant and equipment	308,848	479,576	-	-	-	-	308,848	479,576
Intangibles other than goodwill	17,682	36,053	-	-	-	-	17,682	36,053
Segment liabilities	14,984,275	15,271,002	518,624	846,549	(359)	(77,100)	15,502,540	16,040,451
Purchase of non-monetary assets of segment	500,716	555,640	-	-	-	-	500,716	555,640

(*) The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

(b) For the 3 months ended

	Air transportation At June 30,		Coalition and loyalty program Multiplus At June 30,		Eliminations At June 30,		Consolidated At June 30,
	2015	2014	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Income from ordinary activities from external customers (*)	2,189,078	2,830,097	122,528	140,862	-	-	2,311,606	2,970,959
LAN passenger	982,691	1,028,887	-	-	-	-	982,691	1,028,887
TAM passenger	871,942	1,358,211	122,528	140,862	-	-	994,470	1,499,073
Freight	334,445	442,999	-	-	-	-	334,445	442,999
Income from ordinary activities from transactions with other operating segments	122,528	140,862	21,283	7,899	(143,811)	(148,761)	-	-
Other operating income	63,879	38,134	37,369	38,635	-	-	101,248	76,769
Interest income	5,206	10,855	12,992	14,853	(4,804)	-	13,394	25,708
Interest expense	(115,054)	(113,034)	-	-	4,804	-	(110,250)	(113,034)
Total net interest expense	(109,848)	(102,179)	12,992	14,853	-	-	(96,856)	(87,326)
Depreciation and amortization	(231,378)	(245,464)	(3,708)	(1,975)	-	-	(235,086)	(247,439)
Material non-cash items other than depreciation and amortization	19,613	32,185	1,172	1	-	-	20,785	32,186
Disposal of fixed assets and inventory losses	(11,534)	(6,548)	-	(40)	-	-	(11,534)	(6,588)
Doubtful accounts	(3,084)	(8,435)	46	41	-	-	(3,038)	(8,394)
Exchange differences	34,229	47,159	1,126	-	-	-	35,355	47,159
Result of indexation units	2	9	-	-	-	-	2	9
Income (loss) atributable to owners of the parents	(84,971)	(93,911)	35,244	35,001	-	-	(49,727)	(58,910)
Participation of the entity in the income of associates	37	344	-	(649)	-	-	37	(305)
Expenses for income tax	30,751	2,214	(17,351)	(18,646)	-	-	13,400	(16,432)
Segment profit / (loss)	(81,264)	(89,929)	35,244	35,001	-	-	(46,020)	(54,928)
Assets of segment	18,853,409	19,691,356	592,157	2,011,599	(83,117)	(15,752)	19,362,449	21,687,203
Investments in associates	-	1,213	-	1,641	-	-	-	2,854
Amount of non-current asset additions	153,701	338,320	-	-	-	-	153,701	338,320
Property, plant and equipment	142,451	322,634	-	-	-	-	142,451	322,634
Intangibles other than goodwill	11,250	15,686	-	-	-	-	11,250	15,686
Segment liabilities	14,984,275	15,271,002	518,624	846,549	(359)	(77,100)	15,502,540	16,040,451
Purchase of non-monetary assets of segment	201,306	347,610	-	-	-	-	201,306	347,610

(*) The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

The Company’s revenues by geographic area are as follows:

	For the 6 months ended At June 30,		For the 6 months ended At June 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Peru	322,438	308,179	159,124	155,070
Argentina	466,342	425,516	213,092	179,911
U.S.A.	522,957	644,751	245,444	318,849
Europe	347,060	476,889	151,705	227,554
Colombia	184,214	180,688	87,891	97,419
Brazil	1,891,542	2,574,472	852,025	1,292,584
Ecuador	122,640	118,792	61,177	62,279
Chili	797,863	788,090	372,327	364,679
Asia Pacific and rest of Latin America	350,399	544,838	168,821	272,614

Income from ordinary activities	5,005,455	6,062,215	2,311,606	2,970,959

Other operating income	198,541	162,948	101,248	76,769

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of June 30,	As of December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Cash on hand	10,279	11,568
Bank balances	189,796	239,514
Overnight	246,530	154,666

Total Cash	446,605	405,748

Cash equivalents
Time deposits	507,524	382,895
Mutual funds	119,842	200,753

Total cash equivalents	627,366	583,648

Total cash and cash equivalents	1,073,971	989,396

Cash and cash equivalents are denominated in the following currencies:

	As of June 30,	As of December 31,
Currency	2015	2014
	ThUS$	ThUS$
	Unaudited
Argentine peso	41,864	44,697
Brazilian real	67,932	45,591
Chilean peso (*)	128,280	30,758
Colombian peso	11,851	17,188
Euro	14,098	9,639
US Dollar	722,785	745,214
Strong bolivar (**)	52,132	63,236
Other currencies	35,029	33,073

Total	1,073,971	989,396

(*)   The Company maintains currency derivative contracts (forward) at June 30, 2015, for ThUS$ 50,042 (at December 31, 2014 no maintains currency derivative contracts (forward)), for conversion into dollars of investments in pesos.

(**) At June 30, 2015, the Company has approximately ThUS$ 52,132 in Cash and cash equivalents in Strong Bolivar. The exchange rate used in the determination of equivalence in US dollars is 12.8 VEF /US. The Company has certain restrictions for freely remitting these funds outside Venezuela.

During 2014, the Company has modified the exchange rate used in determining equivalence of United States Dollar in cash and cash equivalents held in Strong Bolivar, from 6.3 VEF/US$ to 12.0 VEF/US$, which represented a charge in results for the period 2014 by foreign exchange, equivalent amount of ThUS$ 61,021.

The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 16 letter (d), additional information in numeral (iv) Financial leases.

Other inflows (outflows) of cash:

	For the periods ended June 30,
	2015	2014
	ThUS$	ThUS$

	Unaudited

Hedging margin guarantees	91,651	8,258
Change reservation systems	10,723	-
Bank commissions, taxes paid and other	5,550	(1,447)
Guarantees	(2,709)	(6,072)
Fuel derivatives premiums	(9,942)	(2,462)
Currency hedge	(12,717)	3,048
Fuel hedge	(176,435)	3,396

Total Other inflows (outflows) Operation flow	(93,879)	4,721

Recovery loans convertible into shares	20,000	-
Certificate of bank deposits	3,671	(12,853)

Total Other inflows (outflows) Investment flow	23,671	(12,853)

Aircraft Financing advances	58,148	57,125
Credit card loan manager	1,912	11,537
Early redemption of bonds TAM 2020	(15,328)	-
Settlement of derivative contracts	(19,013)	(22,154)
Others	(1,556)	(2,511)

Total Other inflows (outflows) Financing flow	24,163	43,997

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.	Financial instruments by category

As of June 30, 2015 (Unaudited)

Assets	Loans and receivables	Hedge derivatives	Held for trading	Initial designation as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	954,129	-	-	119,842	1,073,971
Other financial assets, current (*)	18,975	12,216	54,316	481,512	567,019
Trade and others accounts receivable, current	1,149,687	-	-	-	1,149,687
Accounts receivable from related entities, current	221	-	-	-	221
Other financial assets, non current (*)	83,285	-	617	-	83,902
Accounts receivable, non current	9,031	-	-	-	9,031

Total	2,215,328	12,216	54,933	601,354	2,883,831

Liabilities	Other financial liabilities	Hedge derivatives	Held for trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,432,245	109,070	293	1,541,608
Trade and others accounts payable, current	1,504,935	-	-	1,504,935
Accounts payable to related entities, current	59	-	-	59
Other financial liabilities, non-current	7,270,631	21,268	-	7,291,899
Accounts payable, non-current	586,508	-	-	586,508

Total	10,794,378	130,338	293	10,925,009

(*)       The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

As of December 31, 2014

Assets	Loans and receivables	Hedge derivatives	Held for trading	Initial designation as fair value through profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	788,643	-	-	200,753	989,396
Other financial assets, current (*)	103,866	2,161	41,111	503,263	650,401
Trade and others accounts receivable, current	1,378,837	-	-	-	1,378,837
Accounts receivable from related entities, current	308	-	-	-	308
Other financial assets, non current (*)	84,495	-	491	-	84,986
Accounts receivable, non current	30,465	-	-	-	30,465

Total	2,386,614	2,161	41,602	704,016	3,134,393

Liabilities	Other financial liabilities	Hedge derivatives	Held for trading	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other liabilities, current	1,397,382	226,043	1,190	1,624,615
Trade and others accounts payable, current	1,489,396	-	-	1,489,396
Accounts payable to related entities, current	35	-	-	35
Other financial liabilities, non-current	7,360,685	28,327	-	7,389,012
Accounts payable, non-current	577,454	-	-	577,454

Total	10,824,952	254,370	1,190	11,080,512

(*)       The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

7.2.	Financial instruments by currency

a) Assets	As of June 30,	As of December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	1,073,971	989,396
Argentine peso	41,864	44,697
Brazilian real	67,932	45,591
Chilean peso	128,280	30,758
Colombian peso	11,851	17,188
Euro	14,098	9,639
US Dollar	722,785	745,214
Strong bolivar	52,132	63,236
Other currencies	35,029	33,073

Other financial assets (current and non-current)	650,921	735,387
Argentine peso	54,095	45,169
Brazilian real	483,780	500,875
Chilean peso	1,725	26,881
Colombian peso	383	406
Euro	4,399	4,244
US Dollar	105,039	156,687
Strong bolivar	21	43
Other currencies	1,479	1,082

Trade and other accounts receivable, current	1,149,687	1,378,837
Argentine peso	77,992	100,798
Brazilian real	445,583	528,404
Chilean peso	73,640	131,191
Colombian peso	11,864	9,021
Euro	22,399	38,764
US Dollar	404,420	369,774
Strong bolivar	1,583	4,895
Other currencies (*)	112,206	195,990

Accounts receivable, non-current	9,031	30,465
Brazilian real	656	761
Chilean peso	4,563	5,814
US Dollar	3,644	23,734
Other currencies (*)	168	156

Accounts receivable from related entities, current	221	308
Brazilian real	-	9
Chilean peso	221	299

Total assets	2,883,831	3,134,393
Argentine peso	173,951	190,664
Brazilian real	997,951	1,075,640
Chilean peso	208,429	194,943
Colombian peso	24,098	26,615
Euro	40,896	52,647
US Dollar	1,235,888	1,295,409
Strong bolivar	53,736	68,174
Other currencies	148,882	230,301

(*)       See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)	Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of June 30,	As of December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	1,014,527	1,269,435
Other accounts receivable	213,653	210,909

Total trade and other accounts receivable	1,228,180	1,480,344
Less: Allowance for impairment loss	(69,462)	(71,042)

Total net trade and accounts receivable	1,158,718	1,409,302
Less: non-current portion – accounts receivable	(9,031)	(30,465)

Trade and other accounts receivable, current	1,149,687	1,378,837

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of June 30,	As of December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Fully performing	883,776	1,088,364
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	40,403	83,599
Expired from 91 to 180 days	11,201	11,521
More than 180 days overdue (*)	9,685	14,909

Total matured accounts receivable, but not impaired	61,289	110,029

Matured accounts receivable and impaired
Judicial, pre-judicial collection and protested documents	32,109	53,956
Debtor under pre-judicial collection process and portfolio sensitization	37,353	17,086

Total matured accounts receivable and impaired	69,462	71,042

Total	1,014,527	1,269,435

(*)  Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable:

	As of June 30,	As of December 31,
Currency	2015	2014
	ThUS$	ThUS$
	Unaudited
Argentine Peso	77,992	100,798
Brazilian Real	446,239	529,165
Chilean Peso	78,203	137,005
Colombian peso	11,864	9,021
Euro	22,399	38,764
US Dollar	408,064	393,508
Strong bolivar	1,583	4,895
Other currency (*)	112,374	196,146

Total	1,158,718	1,409,302

(*) Other currencies
Australian Dollar	11,617	15,243
Chinese Yuan	2,628	35,626
Danish Krone	3,807	8,814
Pound Sterling	32,842	33,624
Indian Rupee	108	1,887
Japanese Yen	2,268	4,635
Norwegian Kroner	8,147	16,516
Swiss Franc	5,583	5,701
Korean Won	5,615	25,203
New Taiwanese Dollar	4,785	10,323
Other currencies	34,974	38,574

Total	112,374	196,146

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

Movement in the allowance for impairment loss of Trade and other accounts receivables:

Periods	Opening balance ThUS$	Write-offs ThUS$	(Increase) Decrease ThUS$	Closing balance ThUS$
From January 1 to June 30, 2014 (Unaudited)	(70,602)	871	(9,114)	(78,845)
From April 1 to December 31, 2014	(78,845)	5,993	1,810	(71,042)
From January 1 to June 30, 2015 (Unaudited)	(71,042)	549	1,031	(69,462)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to re-classify accounts to pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of June 30, 2015 (Unaudited)			As of December 31, 2014
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,014,527	(69,462)	945,065	1,269,435	(71,042)	1,198,393
Other accounts receivable	213,653	-	213,653	210,909	-	210,909

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

			Country		As of June 30,	As of December 31,
Tax No.	Related party	Relationship	of origin	Currency	2015	2014
					ThUS$	ThUS$
					Unaudited
78.591.370-1	Bethia S.A. and Subsidiaries	Others related parties	Chile	CLP	201	284
87.752.000-5	Granja Marina Tornagaleones S.A.	Others related parties	Chile	CLP	20	15
Foreign	Prisma Fidelidade S.A.	Joint Venture	Brazil	BRL	-	9

	Total current assets				221	308

(b)	Accounts payable

			Country		As of June 30,	As of December 31,
Tax No.	Related party	Relationship	of origin	Currency	2015	2014
					ThUS$	ThUS$
					Unaudited
65.216.000-K	Comunidad Mujer	Other related parties	Chile	CLP	13	2
78.591.370-1	Bethia S.A. and Subsidiaries	Other related parties	Chile	CLP	1	6
Foreign	Inversora Aeronaútica Argentina	Other related parties	Argentina	US$	45	27

	Total current liabilities				59	35

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

NOTE 10 - INVENTORIES

	As of June 30,	As of December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited

Technical stock	194,972	229,313
Non-technical stock	36,829	36,726

Total production suppliers	231,801	266,039

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence that as of June 30, 2015 amounts to ThUS$ 4,711 (ThUS$ 2,982 as of December 31, 2014). The resulting amounts do not exceed the respective net realizable values.

As of June 30, 2015, the Company recorded ThUS$ 71,449 (ThUS$ 89,082 as of June 30, 2014) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

During the period of 2015 no reversals of write-downs resulting from an increase in net realizable value were recognized.

NOTE 11 - OTHER FINANCIAL ASSETS

The composition of Other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of June 30, 2015	As of December 31, 2014	As of June 30, 2015	As of December 31, 2014	As of June 30, 2015	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Other financial assets

Private investment funds	481,512	480,777	-	-	481,512	480,777
Deposits in guarantee (aircraft)	11,706	8,458	68,372	70,155	80,078	78,613
Certificate of deposit (CBD)	-	18,293	-	-	-	18,293
Guarantees for margins of derivatives	1,056	92,556	-	-	1,056	92,556
Deposits in guarantee (loan)	-	-	11,766	11,116	11,766	11,116
Other investments	-	4,193	617	491	617	4,684
Domestic and foreign bonds	54,231	41,111	-	-	54,231	41,111
Other guarantees given	6,213	2,852	3,147	3,224	9,360	6,076

Subtotal of other financial assets	554,718	648,240	83,902	84,986	638,620	733,226

(b) Hedging assets

Interest accrued since the last payment date of Cross currency swap	169	377	-	-	169	377
Fair value of interest rate derivatives	-	1	-	-	-	1
Fair value of foreign currency derivatives (*)	2,729	-	-	-	2,729	-
Fair value of fuel price derivatives	9,318	1,783	-	-	9,318	1,783

Subtotal of hedging assets	12,216	2,161	-	-	12,216	2,161

(c) Derivatives not recognized as a hedge

Foreign currency derivativesnot recognized as a hedge	85	-	-	-	85	-

Subtotal of hedging assets	85	-	-	-	85	-

Total Other Financial Assets	567,019	650,401	83,902	84,986	650,921	735,387

(*)	The foreign currency derivatives correspond to forward and combination of options.

The types of derivative hedging contracts maintained by the Company at the end of each period are presented in Note 18.

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of Other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of June 30, 2015	As of December 31, 2014	As of June 30, 2015	As of December 31, 2014	As of June 30, 2015	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Advance payments

Aircraft leases	29,781	26,039	23,725	26,201	53,506	52,240
Aircraft insurance and other	28,420	12,160	-	-	28,420	12,160
Others	16,474	17,970	56,258	36,450	72,732	54,420

Subtotal advance payments	74,675	56,169	79,983	62,651	154,658	118,820

(b) Other assets
Aircraft maintenance reserve (*)	72,291	31,108	122,876	123,588	195,167	154,696
Sales tax	201,486	155,795	61,851	64,652	263,337	220,447
Other taxes	6,203	3,513	-	-	6,203	3,513
Contributions to Société Internationale de Télécommunications Aéronautiques (“SITA”)	599	599	453	453	1,052	1,052
Judicial deposits	-	-	78,596	90,450	78,596	90,450
Others	-	687	1,252	1,019	1,252	1,706

Subtotal other assets	280,579	191,702	265,028	280,162	545,607	471,864

Total Other Non - Financial Assets	355,254	247,871	345,011	342,813	700,265	590,684

(*) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are paid periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases (5 lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. Since the acquisition of TAM in June 2012, the cost of aircraft maintenance has been higher than the related maintenance reserves for all aircraft.

As of June 30, 2015, LATAM had ThUS$ 195,167 in maintenance reserves (ThUS$ 154,696 at December 31, 2014), corresponding to 12 aircraft out of a total fleet of 328 (12 aircraft out of a total fleet of 327 at December 31, 2014). All of the Company’s aircraft leases containing provisions for maintenance reserves will expire fully by 2017.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23).

NOTE 13 - INVESTMENTS IN SUBSIDIARIES

(a) Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries and summarized financial information:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of June 30, 2015%	As of December 31, 2014%
			Unaudited
Lan Perú S.A.	Peru	US$	69.97858	69.97858
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	94.99055	94.99055
Transporte Aéreo S.A.	Chile	US$	99.89804	99.89804
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.01646	99.01646
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

Summary financial information of significant subsidiaries

							Results for the period
	Statement of financial position as of June 30, 2015						ended June 30, 2015
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

							Unaudited
Lan Perú S.A.	280,531	254,200	26,331	273,018	271,334	1,684	531,265	(2,172)
Lan Cargo S.A.	538,140	214,284	323,856	228,578	135,371	93,207	139,345	(31,645)
Lan Argentina S.A.	218,916	192,315	26,601	187,866	185,089	2,777	210,814	2,836
Transporte Aéreo S.A.	363,556	78,963	284,593	150,435	62,997	87,438	177,038	8,400
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	129,596	74,613	54,983	111,849	106,999	4,850	122,495	6,621
Aerovías de Integración Regional, AIRES S.A.	167,561	80,553	87,008	73,787	62,371	11,416	146,099	(13,916)
TAM S.A. (*)	5,820,079	1,842,818	3,977,261	5,061,557	2,224,484	2,837,073	2,444,052	(61,933)

							Results for the period
	Statement of financial position as of December 31, 2014						ended June 30, 2014
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

							Unaudited
Lan Perú S.A.	239,470	214,245	25,225	228,395	226,784	1,611	545,727	(12,893)
Lan Cargo S.A.	575,979	250,174	325,805	234,772	119,111	115,661	135,773	(19,812)
Lan Argentina S.A.	233,142	206,503	26,639	201,168	198,593	2,575	218,546	(16,442)
Transporte Aéreo S.A.	367,570	80,090	287,480	147,278	59,805	87,473	182,528	(3,887)
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	126,472	78,306	48,166	116,040	111,718	4,322	116,961	(20,753)
Aerovías de Integración Regional, AIRES S.A.	131,324	38,751	92,573	61,736	49,577	12,159	198,521	(33,013)
TAM S.A. (*)	6,817,698	1,921,316	4,896,382	5,809,529	2,279,110	3,530,419	3,360,031	38,088

(b)	Non-controlling interest

Equity	Tax No.	Country of origin	As of June 30, 2015	As of December 31, 2014	As of June 30, 2015	As of December 31, 2014
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Lan Perú S.A	0-E	Peru	30.00000	30.00000	2,254	3,323
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10605	0.10605	1,128	925
Inversiones Lan S.A. and Subsidiaries	96.575.810-0	Chile	0.00000	0.29000	-	5
Promotora Aérea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	3,242	1,730
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	4.22000	(1,068)	195
Lan Argentina S.A.	0-E	Argentina	1.00000	1.00000	(65)	217
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	6	5
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	10	6
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(872)	(826)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.98307	0.98307	921	684
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	754	825
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	92,601	94,710

Total					98,911	101,799

			As of	As of	For the period ended		For the period ended
Incomes		Country	June 30,	December 31,	June 30,		June 30,
	Tax No.	of origin	2015	2014	2015	2014	2015	2014
			%	%	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited
Lan Perú S.A	0-E	Peru	30.00000	30.00000	(652)	(3,868)	(5,169)	(1,645)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10605	0.10605	(18)	(35)	(24)	(13)
Inversiones Lan S.A. and Subsidiaries	96.575.810-0	Chile	0.00000	0.29000	-	1	-	(1)
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	1,507	(306)	449	481
Aerolane, Lineas Aéreas Nacionales del Ecuador S.A.	0-E	Ecuador	0.00000	28.05000	-	(5,821)	-	(3,751)
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	4.22000	4.22000	134	133	67	67
Lan Argentina S.A.	0-E	Argentina	1.00000	1.00000	29	29	15	15
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	1	-	2	-
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	3	3	2	3
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(47)	(709)	(1,076)	(373)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.98307	0.98307	(137)	(324)	(46)	(198)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	(158)	31	(121)	(117)
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	18,717	17,198	9,608	9,514

Total					19,379	6,332	3,707	3,982

NOTE 14 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)

	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2015	2014	2015	2014

	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	1,028,224	1,201,028	1,028,224	1,201,028
Loyalty program	342,720	400,317	342,720	400,317
Computer software	101,416	126,797	306,803	309,846
Developing software	79,068	74,050	79,068	74,050
Trademarks	66,681	77,887	66,681	77,887
Other assets	-	-	808	808

Total	1,618,109	1,880,079	1,824,304	2,063,936

Movement in Intangible assets other than goodwill:

	Computer software Net	Developing software	Airport slots (*)	Trademarks and loyalty program (*)	Other assets Net	Total

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2014	143,124	46,075	1,361,807	542,221	81	2,093,308
Additions	10,021	26,032	-	-	-	36,053
Withdrawals	(1,212)	(1,494)	-	-	-	(2,706)
Transfer software	12,207	(14,347)	-	-	-	(2,140)
Foreign exchange	3,835	2,105	86,624	34,490	-	127,054
Amortization	(27,585)	-	-	-	(81)	(27,666)

Closing balance as of June 30, 2014 (Unaudited)	140,390	58,371	1,448,431	576,711	-	2,223,903

Opening balance as of July 1, 2014	140,390	58,371	1,448,431	576,711	-	2,223,903
Additions	6,881	34,962	-	-	-	41,843
Withdrawals	(153)	(2,082)	-	-	-	(2,235)
Transfer software	10,144	(10,192)	-	-	-	(48)
Foreign exchange	(10,598)	(7,009)	(247,403)	(98,507)	-	(363,517)
Amortization	(19,867)	-	-	-	-	(19,867)

Closing balance as of December 31, 2014	126,797	74,050	1,201,028	478,204	-	1,880,079

Opening balance as of January 1, 2015	126,797	74,050	1,201,028	478,204	-	1,880,079
Additions	2,016	15,666	-	-	-	17,682
Withdrawals	(1,016)	-	-	-	-	(1,016)
Transfer software	3,704	(3,691)	-	-	-	13
Foreign exchange	(7,747)	(6,957)	(172,804)	(68,803)	-	(256,311)
Amortization	(22,338)	-	-	-	-	(22,338)

Closing balance as of June 30, 2015 (Unaudited)	101,416	79,068	1,028,224	409,401	-	1,618,109

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of June 30, 2015 amounts to ThUS$ 205,387 (ThUS$ 183,049 as of December 31, 2014). The accumulated amortization of other identifiable intangible assets as of June 30, 2015 amounts to ThUS$ 808 (ThUS$ 808 as of December 31, 2014).

(*) See Note 2.5

NOTE 15 – GOODWILL

The Goodwill amount at June 30, 2015 is ThUS$ 2,850,897 (ThUS$ 3,313,401 at December 31, 2014).

The Company has two cash- generating units (CGUs), confirming the existence of two cash- generating units: “Air transportation” and, “Coalition and loyalty program Multiplus”; consistent with this, at December 31, 2014 was performed impairment tests based on value in use and no impairment was identified. These tests are done at least once per year.

At December 31, 2014, the recoverable amounts of cash generating units have been determined from estimated cash flows by the Administration. The main assumptions used are disclosed as follows:

Air transportation CGU

Annual growth rate (Terminal)%		1.5 and 2.5
Exchange rate (1)	R$/US$	2.7 and 3.62
Discount rate based on the weighted average cost of capital (WACC)%		9.8 and 10.8
Discount rate based on cost of equity (CoE)%		-
Fuel Price from futures price curves commodities markets	US$/barril	90

(1) In line with the expectations of the Central Bank of Brazil

Given the expectation of growth and the long investment cycles characteristic of the industry, projections of ten years are used.

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

The sensitivity analysis included individual impact of variations in the key assumptions with impact on the determination of the recoverable amounts, namely:

	Increase Maximum WACC	Increase Maximum CoE	Decrease Minimum terminal growth rate

	%	%	%
Air transportation CGU	10.8	-	1.5
Coalition and loyalty program Multiplus CGU	-	24.0	4.7

In none of the previous cases impairment in the cash- generating unit was presented.

Movement of Goodwill, separated by CGU:

	Air Transport	Coalition and loyalty program Multiplus	Total

	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2014	2,985,037	742,568	3,727,605
Increase (decrease) due to exchange rate differences	181,799	47,234	229,033

Closing balance as of June 30, 2014 (Unaudited)	3,166,836	789,802	3,956,638

Opening balance as of July 1, 2014	3,166,836	789,802	3,956,638
Increase (decrease) due to exchange rate differences	(542,170)	(134,904)	(677,074)
Others	33,837	-	33,837

Closing balance as of December 31, 2014	2,658,503	654,898	3,313,401

Opening balance as of January 1, 2015	2,658,503	654,898	3,313,401
Increase (decrease) due to exchange rate differences	(368,277)	(94,227)	(462,504)

Closing balance as of June 30, 2015 (Unaudited)	2,290,226	560,671	2,850,897

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Construction in progress	1,171,011	937,279	-	-	1,171,011	937,279
Land	51,674	57,988	-	-	51,674	57,988
Buildings	132,909	249,361	(41,470)	(82,355)	91,439	167,006
Plant and equipment	8,424,899	8,660,352	(1,708,427)	(1,770,560)	6,716,472	6,889,792
Own aircraft	7,485,289	7,531,526	(1,509,980)	(1,407,704)	5,975,309	6,123,822
Other	939,610	1,128,826	(198,447)	(362,856)	741,163	765,970
Machinery	43,453	65,832	(24,118)	(42,099)	19,335	23,733
Information technology equipment	179,219	188,208	(135,064)	(137,199)	44,155	51,009
Fixed installations and accessories	193,025	97,090	(94,481)	(53,307)	98,544	43,783
Motor vehicles	103,839	95,981	(66,657)	(53,452)	37,182	42,529
Leasehold improvements	110,624	144,230	(54,863)	(87,707)	55,761	56,523
Other property, plants and equipment	3,983,832	4,522,589	(1,593,049)	(2,019,155)	2,390,783	2,503,434
Financial leasing aircraft	3,820,737	4,365,247	(1,556,440)	(1,985,458)	2,264,297	2,379,789
Other	163,095	157,342	(36,609)	(33,697)	126,486	123,645

Total	14,394,485	15,018,910	(3,718,129)	(4,245,834)	10,676,356	10,773,076

(a)	The movement in the different categories of Property, plant and equipment from January 1, 2014 to June 30, 2015 is shown below:

										Other
						Information	Fixed			property,	Property,
				Plant and		technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment		equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	net	net		net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2014	858,650	59,352	171,785	6,807,118		46,219	50,592	1,744	16,769	2,970,557	10,982,786

Additions	9,469	-	5,932	390,512		14,091	1,617	964	-	56,991	479,576
Disposals	-	-	-	(558,905)	(*)	(5)	-	-	-	-	(558,910)
Retirements	(129)	-	(27)	(19,242)		(59)	(212)	(41)	-	(20,997)	(40,707)
Depreciation expenses	-	-	(7,046)	(202,719)		(8,046)	(4,440)	(183)	(9,168)	(164,359)	(395,961)
Foreing exchange	12,166	2,588	5,818	26,876		890	(437)	(1)	-	103,597	151,497
Other increases (decreases)	67,974	-	4,444	(102,829)		1,696	1,778	9	58,931	24,986	56,989

Changes, total	89,480	2,588	9,121	(466,307)		8,567	(1,694)	748	49,763	218	(307,516)

Closing balance as of June 30, 2014 (Unaudited)	948,130	61,940	180,906	6,340,811		54,786	48,898	2,492	66,532	2,970,775	10,675,270

Opening balance as of July 1, 2014	948,130	61,940	180,906	6,340,811		54,786	48,898	2,492	66,532	2,970,775	10,675,270

Additions	20,511	3,440	10,704	823,770		8,148	573	622	-	97,058	964,826
Disposals	-	-	-	(101,224)		(52)	-	(4)	-	(328)	(101,608)
Retirements	(576)	-	(376)	(20,221)		(146)	(18)	(12)	(50)	(13,285)	(34,684)
Depreciation expenses	-	-	(6,934)	(229,248)		(8,843)	(4,459)	(858)	(9,959)	(121,674)	(381,975)
Foreing exchange	(11,433)	(7,392)	(18,159)	(86,833)		(4,485)	(1,072)	331	-	(214,324)	(343,367)
Other increases (decreases)	(19,353)	-	865	227,034		1,601	(139)	(606)	-	(214,788)	(5,386)

Changes, total	(10,851)	(3,952)	(13,900)	613,278		(3,777)	(5,115)	(527)	(10,009)	(467,341)	97,806

Closing balance as of December 31, 2014	937,279	57,988	167,006	6,954,089		51,009	43,783	1,965	56,523	2,503,434	10,773,076

Opening balance as of January 1, 2015	937,279	57,988	167,006	6,954,089		51,009	43,783	1,965	56,523	2,503,434	10,773,076

Additions	16,400	-	-	223,629		4,361	974	17	9,445	54,022	308,848
Disposals	-	-	-	(28,848)		(18)	-	(6)	-	-	(28,872)
Retirements	(2)	-	-	(17,051)		(56)	(207)	(2)	-	(5,516)	(22,834)
Depreciation expenses	-	-	(3,863)	(255,134)		(8,505)	(6,147)	(194)	(7,459)	(97,098)	(378,400)
Foreing exchange	(88)	(5,249)	(13,652)	(83,888)		(2,298)	(503)	(370)	321	(82,813)	(188,540)
Other increases (decreases)	217,422	(1,065)	(58,052)	(21,224)		(338)	60,644	6	(3,069)	18,754	213,078

Changes, total	233,732	(6,314)	(75,567)	(182,516)		(6,854)	54,761	(549)	(762)	(112,651)	(96,720)

Closing balance as of June 30, 2015 (Unaudited)	1,171,011	51,674	91,439	6,771,573		44,155	98,544	1,416	55,761	2,390,783	10,676,356

(*) During the first half of 2014 four Boeing 777-300ER aircraft were sold and subsequently leased.

(b)	Composition of the fleet:

		Aircraft included in the Company´s Property, plant and equipment		Operating leases		Total fleet
		As of	As of	As of	As of	As of	As of
Aircraft	Model	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
		2015	2014	2015	2014	2015	2014
		Unaudited		Unaudited		Unaudited
Boeing 767	300ER	34	34	4	4	38	38
Boeing 767	300F	8 (2)	8 (1)	3	3	11 (2)	11 (1)
Boeing 777	300ER	4	4	6	6	10	10
Boeing 777	Freighter	2	2	2	2	4	4
Boeing 787	800	6	6	4	4	10	10
Boeing 787	900	-	-	3	-	3	-
Airbus A319	100	40	40	12	12	52	52
Airbus A320	200	95	95	60	63	155	158
Airbus A321	200	19	18	5	3	24	21
Airbus A330	200	8	8	3	5	11	13
Airbus A340	300	-	3	-	-	-	3
Bombardier	Dhc8-200	2	2	5	5	7	7

Total		218	220	107	107	325	327

(1) Two aircraft leased to FEDEX

(2) Two aircraft leased to FEDEX

(c)	Method used for the depreciation of Property, plant and equipment:

	Method	Useful life
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the
	short-haul fleet and 36% in the long-haul fleet. (*)	5	20
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5
Other property, plant and equipment	Straight line with residual value of 20% in the	3	20
	short-haul fleet and 36% in the long-haul fleet. (*)

(*)    Except for certain technical components, which are depreciated on the basis of cycles and flight hours.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**)    Aircraft with remarketing clause are those that are required to sell at the end of the contract.

The depreciation charged to income in the period, which is included in the consolidated statement of income, amounts to ThUS$ 378,400 (ThUS$ 395,961 at June 30, 2014). Depreciation charges for the year are recognized in Cost of sales and administrative expenses in the consolidated statement of income.

(d)	Additional information regarding Property, plant and equipment:

(i)  Property, plant and equipment pledged as guarantee:

In the period ended June 30, 2015, direct guarantees by one Airbus A321-200 aircraft was added. Additionally, as a result of the transfer plan fleet of TAM S.A. to LATAM Airlines Group S.A.. the direct guarantee of one Airbus A320-200 aircraft was added.

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			June 30,		December 31,
			2015		2014
Creditor of	Assets		Existing	Book	Existing	Book
guarantee	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$

			Unaudited
Wilmington	Aircraft and engines	Boeing 767	954,542	1,250,978	1,001,311	1,277,357
Trust Company		Boeing 777 / 787	431,970	495,640	452,622	518,788
Banco Santander S.A.	Aircraft and engines	Airbus A319	62,430	97,732	66,318	100,485
		Airbus A320	555,001	776,308	585,008	788,706
		Airbus A321	38,046	46,674	39,739	45,161
BNP Paribas	Aircraft and engines	Airbus A319	164,839	235,028	174,714	238,103
		Airbus A320	153,965	198,918	162,304	207,881
Credit Agricole	Aircraft and engines	Airbus A319	46,875	117,613	55,797	121,038
		Airbus A320	136,573	219,231	157,514	219,460
		Airbus A321	55,470	101,888	60,288	63,939
JP Morgan	Aircraft and engines	Boeing 777	226,414	268,493	237,463	278,169
Wells Fargo	Aircraft and engines	Airbus A320	292,785	357,089	305,949	360,064
Bank of Utah	Aircraft and engines	Airbus A320	249,774	319,908	259,260	327,094
Natixis	Aircraft and engines	Airbus A320	61,214	84,099	48,814	55,946
		Airbus A321	430,665	554,998	405,416	488,198
Citibank N. A.	Aircraft and engines	Airbus A320	134,913	177,568	142,591	146,535
		Airbus A321	52,676	75,600	55,836	59,452
HSBC	Aircraft and engines	Airbus A320	56,307	65,638	59,005	59,342
KfW IPEX-Bank	Aircraft and engines	Airbus A320	14,862	21,610	16,088	17,516
PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	66,180	49,019	69,721	70,102

Total direct guarantee			4,185,501	5,514,032	4,355,758	5,443,336

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at June 30, 2015 amounted to ThUS$ 1,466,604 (ThUS$ 1,626,257 at December 31, 2014). The book value of assets with indirect guarantees as of June 30, 2015 amounts to ThUS$ 2,149,119 (ThUS$ 2,335,135 as of December 31, 2014).

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	June 30,	December 31,
	2015	2014
	ThUS$	ThUS$

Gross book value of fully depreciated property, plant and equipment still in use	149,501	138,960
Commitments for the acquisition of aircraft (*)	21,500,000	21,500,000

(*) According to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2015	2016	2017	2018	2019	2020	2021	Total

Airbus S.A.S.	13	23	26	31	11	12	5	121

A320-NEO	-	2	18	16	8	8	-	52
A321	12	15	-	-	-	-	-	27
A321-NEO	-	-	-	6	-	4	5	15
A350	1	6	8	9	3	-	-	27

The Boeing Company	3	4	7	4	-	-	-	18

B777	-	-	2	-	-	-	-	2
B787-8			4	4				8

B787-9	3	4	1	-	-	-	-	8

Total	16	27	33	35	11	12	5	139

In July 2014 the cancellation of 4 Airbus A320 was signed and changing 12 Airbus A320 aircraft for 12 Airbus A320 NEO aircraft. In December 2014 a contract was signed changing 4 Airbus A320 aircraft for 4 Airbus A320 NEO aircraft and changing 9 Airbus A321 aircraft for 9 Airbus A321 NEO aircraft.

At June 30, 2015, as a result of the different aircraft purchase agreements signed with Airbus S.A.S., remain to receive 94 aircraft Airbus A320 family, with deliveries between 2015 and 2021, and 27 Airbus aircraft A350 family with delivery dates starting from 2015.

The approximate amount is ThUS$ 17,500,000, according to the manufacturer’s price list. Additionally, the Company has valid purchase options for 5 Airbus A350 aircraft.

As of June 30, 2015, and as a result of different aircraft purchase contracts signed with The Boeing Company, a total of sixteen 787 Dreamliner aircraft, with delivery dates between 2015 and 2019, and two 777 with delivery expected for 2017 remain to receive. Additionally, the Company has valid purchase options for 15 787 Dreamliner aircraft.

The approximate amount, according to the manufacturer’s price list, is ThUS$ 4,000,000.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended
		June 30,
		2015	2014

		Unaudited

Average rate of capitalization of capitalized interest costs	%	2.84	3.20
Costs of capitalized interest	ThUS$	12,412	11,507

(iv)	Financial leases

The detail of the main financial leases is as follows:

			As of	As of
			June 30,	December 31,
Lessor	Aircraft	Model	2015	2014
			Unaudited
Agonandra Statutory Trust	Airbus A319	100	4	4
Agonandra Statutory Trust	Airbus A320	200	2	2
Becacina Leasing LLC	Boeing 767	300ER	1	1
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	2	2
Chirihue Leasing Trust	Boeing 767	300F	2	2
Cisne Leasing LLC	Boeing 767	300ER	2	2
Codorniz Leasing Limited	Airbus A319	100	2	2
Conure Leasing Limited	Airbus A320	200	2	2
Delaware Trust Company, National Association (CRAFT)	Bombardier Dhc8	200	2	-
Flamenco Leasing LLC	Boeing 767	300ER	1	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Forderum Holding B.V. (GECAS)	Airbus A320	200	2	2
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	3	3
Intraelo BETA Corpotation (KFW)	Airbus A320	200	1	1
Juliana Leasing Limited	Airbus A320	200	2	2
Linnet Leasing Limited	Airbus A320	200	-	4
Loica Leasing Limited	Airbus A319	100	2	2
Loica Leasing Limited	Airbus A320	200	2	2
Mirlo Leasing LLC	Boeing 767	300ER	1	1
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	8
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pilpilen Leasing Limited	Airbus A320	200	4	-
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
TMF Interlease Aviation B.V.	Airbus A320	200	-	1
TMF Interlease Aviation B.V.	Airbus A330	200	1	1
TMF Interlease Aviation II B.V.	Airbus A319	100	5	5
TMF Interlease Aviation II B.V.	Airbus A320	200	2	2
Tricahue Leasing LLC	Boeing 767	300ER	3	3
Wacapou Leasing S.A	Airbus A320	200	1	1

Total			72	71

Financial leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircraft, perform maintenance on the aircraft and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of June 30, 2015 the Company had seventy two aircraft (seventy one aircraft as of December 31, 2014).

The book value of assets under financial leases as of June 30, 2015 amounts to ThUS$ 2,264,297 (ThUS$ 2,379,789 as of December 31, 2014).

The minimum payments under financial leases are as follows:

	As of June 30, 2015 (Unaudited)			As of December 31, 2014
	Gross Value	Interest	Present Value	Gross Value	Interest	Present Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

No later than one year	397,802	(53,682)	344,120	403,840	(48,197)	355,643

Between one and five years	983,879	(92,847)	891,032	1,121,190	(97,909)	1,023,281

Over five years	289,100	5,008	294,108	261,877	(6,409)	255,468

Total	1,670,781	(141,521)	1,529,260	1,786,907	(152,515)	1,634,392

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended June 30, 2015, the income tax provision was calculated at the rate of 22.5% for the business year 2015, in accordance with the recently enacted Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

Among the main changes is the progressive increase of the First Category Tax which will reach 27% in 2018 if the “Partially Integrated Taxation System”(*) is chosen. Alternatively, if the Company chooses the “Attributed Income Taxation System”(*) the top rate would reach 25% in 2017.

As LATAM Airlines Group S.A. is a public company, by default it must choose the “Partially Integrated Taxation System”, unless a future Extraordinary Meeting of Shareholders of the Company agrees, by a minimum of 2/3 of the votes, to choose the “Attributed Income Taxation System”. This decision must be taken at the latest in the last quarter of 2016.

The effects of the updating of deferred tax assets and liabilities according to rates changes introduced by Law No. 20,780 depending on their period back were recorded equity in accordance with the instructions of Chilean Superintendency of Securities and Insurance in his Office Circular No. 856 of October 17, 2014. The total effect in equity was ThUS $ 150,210, which is explained by an increase in deferred tax assets of ThUS$ 87 and an increase in deferred tax liabilities of

ThUS$ 145,253 and an increase in equity by deferred tax of ThUS$ 5,044. The net effect on the assets and liabilities by deferred tax was an increase on liabilities for ThUS$ 145,166.

Deferred tax assets and liabilities are offset if there is a legal right to offset assets and liabilities for income taxes relating to the same entity and tax authority.

(*) The Partially Integrated Taxation System is one of the tax regimes approved through the Tax Reform previously mentioned, which is based on the taxation by the perception of profits and the Attributed Income Taxation System is based on the taxation by the accrual of profits.

(a)        Current taxes

(a.1)      The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	53,264	68,752	-	-	53,264	68,752
Other recoverable credits	22,451	31,956	24,630	17,663	47,081	49,619

Total current tax assets	75,715	100,708	24,630	17,663	100,345	118,371

(a.2) The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 3
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	16,108	16,712	-	-	16,108	16,712
Additional tax provision	224	1,177	-	-	224	1,177

Total current tax liabilities	16,332	17,889	-	-	16,332	17,889

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	June 30,	December 31,	June 30,	December 31,
	2015	2014	2015	2014
	Unaudited		Unaudited
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(22,792)	(23,675)	973,722	847,965
Leased assets	(103,224)	(102,457)	91,664	83,318
Amortization	(41,303)	(31,750)	98,773	128,350
Provisions	246,118	416,153	(51,520)	65,076
Revaluation of financial instruments	1,097	270	(9,902)	(12,536)
Tax losses	224,302	151,569	(648,154)	(571,180)
Revaluation property, plant and equipment	-	-	(5,136)	(5,999)
Intangibles	-	-	447,986	523,275
Others	(4,354)	(2,787)	(2,195)	(6,375)

Total	299,844	407,323	895,238	1,051,894

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to reverse in the long term.

Movements of Deferred tax assets and liabilities:

(a) From January 1 to June 30, 2014

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Others	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(574,997)	(79,671)	-	(1,926)	-	(656,594)
Leased assets	(193,762)	4,287	-	(1,760)	-	(191,235)
Amortization	(124,357)	9,315	-	(1,039)	-	(116,081)
Provisions	525,241	(73,938)	-	28,604	-	479,907
Revaluation of financial instruments	16,070	(10,496)	5,246	717	-	11,537
Tax losses (*)	551,528	172,267	-	7,526	-	731,321
Revaluation property, plant and equipment	18,544	(14,612)	-	3,319	-	7,251
Intangibles	(593,325)	-	-	(37,741)	-	(631,066)
Others	10,792	5,695	-	12,062	(3,307)	25,242

Total	(364,266)	12,847	5,246	9,762	(3,307)	(339,718)

(b) From July 1 to December 31, 2014

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Effect from change in tax rate	Others	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(656,594)	5,048	-	5,501	(225,595)	-	(871,640)
Leased assets	(191,235)	43,462	-	5,027	(43,029)	-	(185,775)
Amortization	(116,081)	(30,936)	-	2,967	(16,050)	-	(160,100)
Provisions	479,907	(25,324)	-	(81,694)	(21,812)	-	351,077
Revaluation of financial instruments	11,537	(43,179)	42,733	(2,048)	3,763	-	12,806
Tax losses (*)	731,321	(24,469)	-	(21,494)	163,596	(126,205)	722,749
Revaluation property, plant and equipment	7,251	8,228	-	(9,480)	-	-	5,999
Intangibles	(631,066)	-	-	107,791	-	-	(523,275)
Others	25,242	7,760	-	(38,262)	(6,039)	14,887	3,588

Total	(339,718)	(59,410)	42,733	(31,692)	(145,166)	(111,318)	(644,571)

(c) From January 1 to June 30, 2015

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Others	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	(871,640)	(128,717)	-	3,843	-	(996,514)
Leased assets	(185,775)	(12,624)	-	3,511	-	(194,888)
Amortization	(160,100)	17,952	-	2,072	-	(140,076)
Provisions	351,077	3,622	-	(57,061)	-	297,638
Revaluation of financial instruments	12,806	36,018	(36,395)	(1,430)	-	10,999
Tax losses (*)	722,749	164,720	-	(15,013)	-	872,456
Revaluation property, plant and equipment	5,999	5,759	-	(6,622)	-	5,136
Intangibles	(523,275)	-	-	75,289	-	(447,986)
Others	3,588	(8,225)	-	2,592	(114)	(2,159)

Total	(644,571)	78,505	(36,395)	7,181	(114)	(595,394)

(*) In relation to the Tax Recovery Program (REFIS), established in Law No. 11,941/09, the Provisional Measure No. 651/2014 approved by the Brazilian National Congress and signed into Law No. 13,043/14, in its Section VIII, Article 33, establishes that taxpayers that have tax debts can anticipate paying their tax debt by using tax credits related to tax loss carryforwards up to an amount of 70% of the total debt if they pay the other 30% in cash. The Company adhered to the program and paid its debt through this mechanism.

Therefore, during the business year 2014 the company TAM Linhas Aéreas S.A. decreased its liability associated with the REFIS program using its deferred tax assets related to its tax loss of ThUS $ 126,205 at June 30, 2015, generating no effect on the outcome of tax.

Deferred tax assets not recognized:	As of June 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Tax losses	-	2,781

Total Deferred tax assets not recognized	-	2,781

Deferred tax assets on tax loss carry-forwards, are recognized to the extent that it is likely to provide relevant tax benefit through future taxable profits. During the business year 2015, the Company has not ceased to recognize deferred tax assets (ThUS$ 2,781 at December 31, 2014 according with a loss of ThUS$ 11,620 at December 31, 2014) to offset against future years tax benefits.

Deferred tax expense and current income taxes:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax expense
Current tax expense	41,509	41,334	11,715	22,122
Adjustment to previous period’s current tax	43	404	(156)	404

Total current tax expense, net	41,552	41,738	11,559	22,526

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	(78,505)	(16,934)	(24,959)	(8,913)
Reduction (increase) in value of deferred tax assets during the evaluation of its usefulness	-	4,087	-	2,819

Total deferred tax expense, net	(78,505)	(12,847)	(24,959)	(6,094)

Income tax expense	(36,953)	28,891	(13,400)	16,432

Composition of income tax expense (income):

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited		Unaudited
Current tax expense, net, foreign	40,331	42,383	11,642	23,718
Current tax expense, net, Chile	1,221	(645)	(83)	(1,192)

Total current tax expense, net	41,552	41,738	11,559	22,526

Deferred tax expense, net, foreign	(75,220)	40,840	(42,002)	3,558
Deferred tax expense, net, Chile	(3,285)	(53,687)	17,043	(9,652)

Deferred tax expense, net, total	(78,505)	(12,847)	(24,959)	(6,094)

Income tax expense	(36,953)	28,891	(13,400)	16,432

Profit before tax by the legal tax rate in Chile (22.5% and 21% at June 30, 2015 and 2014, respectively)

	For the 6 months ended June 30,			For the 3 months ended June 30,
	2015		2014	2015		2014
	ThUS$		ThUS$	%		%

	Unaudited			Unaudited

Tax expense using the legal rate	(28,490)(	*)	(14,271)	22.50(	*)	20.00

Tax effect of rates in other jurisdictions	(8,579)		(7,981)	6.78		11.19
Tax effect of non-taxable operating revenues	(15,915)		(31,747)	12.57		44.49
Tax effect of disallowable expenses	16,406		82,078	(12.95)		(115.03)
Other increases (decreases) in legal tax charge	(375)		812	0.30		(1.14)

Total adjustments to tax expense using the legal rate	(8,463)		43,162	6.70		(60.49)

Tax expense using the effective rate	(36,953)		28,891	29.20		(40.49)

(*) On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that this law contains, the First- Category Tax rate is gradually modified from 2014 to 2018 and should be declared and paid in tax year 2015.

Thus, at December 31, 2014, the Company recognized a loss on their retained earnings ThUS$ 150,210 as a result of the rate increase.

Deferred taxes related to items charged to net equity:

	For the 6 months ended June 30,		For the 3 months ended June 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited		Unaudited

Aggregate deferred taxation of componentsof other comprehensive income	(36,395)	5,246	(15,029)	3,337
Aggregate deferred taxation related toitems charged to net equity	1,426	(1,720)	2,139	(860)

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of Other financial liabilities is as follows:

	As of June 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited

Current
(a) Interest bearing loans	1,432,245	1,397,382
(b) Derivatives not recognized as a hedge	293	1,190
(c) Hedge derivatives	109,070	226,043

Total current	1,541,608	1,624,615

Non-current
(a) Interest bearing loans	7,270,631	7,360,685
(c) Hedge derivatives	21,268	28,327

Total non-current	7,291,899	7,389,012

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of June 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Current
Loans to exporters	352,644	327,278
Bank loans	77,537	98,711
Guaranteed obligations	524,867	502,938
Other guaranteed obligations	32,147	31,798

Subtotal bank loans	987,195	960,725

Obligation with the public	10,162	21,206
Financial leases	358,034	364,514
Other loans	76,854	50,937

Total current	1,432,245	1,397,382

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

Non-current
Bank loans	448,593	415,667
Guaranteed obligations	3,671,667	3,827,018
Other guaranteed obligations	16,338	32,492

Subtotal bank loans	4,136,598	4,275,177

Obligation with the public (1)	1,305,433	1,111,481
Financial leases	1,179,759	1,344,520
Other loans	648,841	629,507

Total non-current	7,270,631	7,360,685

Total obligations with financial institutions	8,702,876	8,758,067

(1) On June 9, 2015 LATAM Airlines Group S.A. has issued and placed on the international market under Rule 144-A and Regulation S of the securities laws of the United States of America, unsecured long-term bonds in the amount of US$ 500,000,000, maturing 2020, at initial interest rate of 7.25% per annum.

As reported in the Essential Matter of May 20 and June 5, 2015, the Issuance and placement of the Bonds 144-A shall be: (i) finance the repurchase, conversion and redemption of secured long-term bonds issued by the company TAM Capital 2 Inc., under Rule 144-A and Regulation S of the securities laws of the United States of America, maturing 2020; (ii) in the event there is any remnant fund other general corporate purposes. The aforementioned bonds TAM Capital 2 Inc. were redeemed in whole (US$ 300,000,000) through a process of exchange for new bonds dated June 9, 2015 and then the remaining bonds were redeemed by running the prepay dated June 18, 2015.

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of reprising of the loan.

Currency balances that make the interest bearing loans:

	As of June 30, 2015	As of December 31, 2014
Currency	ThUS$	ThUS$
	Unaudited

Argentine peso	20,124	39,053
Brazilian real	36,469	53,410
Chilean peso (U.F.)	248,924	187,614
Euro	-	547
US Dollar	8,397,359	8,477,443

Total	8,702,876	8,758,067

Interest-bearing loans due in installments to June 30, 2015 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	CLP	94,892	-	-	-	-	94,892	95,518	-	-	-	-	95,518	At expiration	3.78	3.78
97.036.000-K	SANTANDER	Chile	US$	60,000	-	-	-	-	60,000	60,025	-	-	-	-	60,025	At expiration	0.72	0.72
97.030.000-7	ESTADO	Chile	US$	55,000	-	-	-	-	55,000	55,025	-	-	-	-	55,025	At expiration	0.61	0.61
97.006.000-6	BCI	Chile	US$	100,000	-	-	-	-	100,000	100,044	-	-	-	-	100,044	At expiration	0.79	0.79
76.645.030-K	ITAU	Chile	US$	30,000	-	-	-	-	30,000	30,020	-	-	-	-	30,020	At expiration	0.79	0.79
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,012	-	-	-	-	12,012	At expiration	0.58	0.58
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	13,717	41,153	99,034	-	-	153,904	14,819	41,153	97,434	-	-	153,406	Quarterly	4.85	4.85
0-E	BBVA	Argentina	ARS	19,806	-	-	-	-	19,806	20,124	-	-	-	-	20,124	Monthly	33.00	33.00
97.036.000-K	SANTANDER	Chile	US$	-	-	348,038	-	-	348,038	966	-	348,038	-	-	349,004	Quarterly	2.34	2.34
Obligations with the public
0-E	BANK OF YORK	U.S.A.	US$	-	-	-	500,000	-	500,000	-	2,114	-	500,000	-	502,114	Quarterly	7.25	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	27,752	82,939	162,598	58,192	24,256	355,737	28,565	82,938	162,598	58,192	24,256	356,549	Quarterly	1.76	1.53
0-E	BNP PARIBAS	U.S.A.	US$	7,989	24,501	69,292	74,228	159,453	335,463	9,065	24,501	68,788	74,078	159,438	335,870	Quarterly	2.16	2.11
0-E	WELLS FARGO	U.S.A.	US$	30,622	92,685	253,278	262,431	603,115	1,242,131	34,847	92,685	223,739	248,524	589,603	1,189,398	Quarterly	2.26	1.60
0-E	CITIBANK	U.S.A.	US$	16,820	51,132	141,327	148,834	292,642	650,755	18,342	51,132	131,361	144,023	286,877	631,735	Quarterly	2.28	1.53
97.036.000-K	SANTANDER	Chile	US$	5,177	15,697	43,099	44,936	61,137	170,046	5,463	15,697	40,808	43,998	60,653	166,619	Quarterly	1.36	0.82
0-E	BTMU	U.S.A.	US$	2,681	8,139	22,517	23,693	45,298	102,328	2,863	8,139	20,952	22,991	44,775	99,720	Quarterly	1.67	1.08
0-E	APPLE BANK	U.S.A.	US$	1,317	3,999	11,066	11,669	22,731	50,782	1,464	3,999	10,289	11,319	22,464	49,535	Quarterly	1.67	1.08
0-E	US BANK	U.S.A.	US$	14,320	43,451	119,557	125,120	317,313	619,761	17,200	43,451	100,185	115,794	307,510	584,140	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,677	14,318	36,170	25,264	65,657	146,086	5,270	14,318	36,170	25,264	65,657	146,679	Quarterly	3.29	3.29
0-E	NATIXIS	France	US$	11,397	35,105	97,232	88,355	259,789	491,878	12,053	35,106	97,232	88,355	259,789	492,535	Quarterly	1.90	1.91
0-E	HSBC	U.S.A.	US$	1,359	4,126	11,391	11,964	27,467	56,307	1,489	4,127	11,391	11,964	27,467	56,438	Quarterly	2.34	1.53
0-E	PK AIR FINANCE	U.S.A.	US$	1,817	5,646	16,582	19,067	23,069	66,181	1,867	5,646	16,582	19,067	23,069	66,231	Monthly	1.89	1.89
0-E	KFW IP EX-BANK	U.S.A.	US$	627	1,958	5,777	3,816	2,684	14,862	628	1,958	5,777	3,816	2,684	14,863	Quarterly	2.13	2.13
-	SWAP Aircraft arrivals	-	US$	548	1,506	2,929	1,212	27	6,222	548	1,506	2,929	1,212	27	6,222	Quarterly	-	-
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	7,954	24,162	16,338	-	-	48,454	7,984	24,163	16,338	-	-	48,485	Quarterly	2.04	2.04
Financial leases
0-E	ING	U.S.A.	US$	7,925	24,330	44,620	30,051	4,006	110,932	8,818	24,330	43,697	29,833	3,998	110,676	Quarterly	4.97	4.43
0-E	CREDIT AGRICOLE	France	US$	1,625	4,999	10,600	-	-	17,224	1,666	4,999	10,600	-	-	17,265	Quarterly	1.24	1.24
0-E	CITIBANK	U.S.A.	US$	4,545	14,027	40,548	41,399	5,997	106,516	5,445	14,027	39,405	41,107	5,987	105,971	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	14,900	45,777	119,653	42,561	-	222,891	16,356	45,776	117,575	42,387	-	222,094	Quarterly	5.36	4.76
0-E	BNP PARIBAS	U.S.A.	US$	9,703	29,865	85,686	43,314	4,049	172,617	10,308	29,865	84,019	43,082	4,042	171,316	Quarterly	4.11	3.66
0-E	WELLS FARGO	U.S.A.	US$	4,440	13,555	37,882	40,543	34,130	130,550	4,869	13,555	36,473	40,034	33,988	128,919	Quarterly	3.98	3.53
0-E	DVB BANK SE	U.S.A.	US$	4,512	13,705	23,402	-	-	41,619	4,586	13,705	23,402	-	-	41,693	Quarterly	1.94	1.94
0-E	US BANK	U.S.A.	US$	279	11,143	-	-	-	11,422	279	11,143	-	-	-	11,422	Monthly	-	-
0-E	BANC OF AMERICA	U.S.A.	US$	877	3,077	360	-	-	4,314	893	3,077	360	-	-	4,330	Monthly	1.41	1.40
Other loans
0-E	BOEING	U.S.A.	US$	-	-	237,654	-	-	237,654	1,022	4,481	237,654	-	-	243,157	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	-	38,813	169,068	190,454	51,665	450,000	1,500	38,813	169,068	190,454	51,665	451,500	Quarterly	6.00	6.00

	Total			569,278	649,808	2,225,698	1,787,103	2,004,485	7,236,372	591,943	656,404	2,152,864	1,755,494	1,973,949	7,130,654

Interest-bearing loans due in installments to June 30, 2015 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	112	346	1,000	1,127	993	3,578	129	346	1,000	1,128	993	3,596	Monthly	6.01	6.01

Obligation with the public

0-E	THE BANK OF NEW YORK	U.S.A.	US$	-	-	300,000	-	500,000	800,000	7,349	699	301,967	2,206	501,260	813,481	At Expiration	6.09	6.09

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,917	5,916	17,054	19,085	3,395	47,367	2,140	5,916	17,053	19,085	3,395	47,589	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,278	10,112	24,007	15,507	3,694	56,598	3,377	10,111	24,007	15,507	3,694	56,696	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,704	27,059	-	-	-	29,763	2,747	27,058	-	-	-	29,805	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE-CIB	France	US$	1,500	6,000	-	-	-	7,500	1,547	6,000	-	-	-	7,547	Quarterly/ Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	6,250	-	-	-	-	6,250	6,268	-	-	-	-	6,268	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	197	383	519	-	-	1,099	199	383	519	-	-	1,101	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,597	10,963	16,424	-	-	30,984	3,645	10,963	16,424	-	-	31,032	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,514	8,767	16,114	13,777	1,792	43,964	3,591	8,767	16,114	13,777	1,792	44,041	Monthly/ Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	2,417	5,230	16,821	19,071	75,240	118,779	3,446	5,230	16,821	19,071	75,240	119,808	Quarterly/ Semiannual	3.85	3.85
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,242	3,829	20,475	-	-	25,546	1,284	3,829	20,475	-	-	25,588	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	399	1,148	2,730	2,307	12,574	19,158	437	1,148	2,730	2,307	12,574	19,196	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	7,944	24,425	69,657	77,225	149,232	328,483	9,467	24,425	69,657	77,224	149,232	330,005	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	273	819	1,629	-	-	2,721	273	819	1,629	-	-	2,721	Monthly	13.64	13.64
0-E	HP FINANCIAL SERVICE	Brazil	BRL	202	635	682	-	-	1,519	202	635	682	-	-	1,519	Monthly	10.02	10.02
0-E	SOCIETE GENERALE	France	BRL	108	323	761	-	-	1,192	107	323	761	-	-	1,191	Monthly	13.64	13.64

Other loans

0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	21,415	9,623	-	-	-	31,038	21,415	9,623	-	-	-	31,038	Monthly	5.00	5.00

	Total			57,069	115,578	487,873	148,099	746,920	1,555,539	67,623	116,275	489,839	150,305	748,180	1,572,222

	Total consolidated			626,347	765,386	2,713,571	1,935,202	2,751,405	8,791,911	659,566	772,679	2,642,703	1,905,799	2,722,129	8,702,876

Interest-bearing loans due in installments to December 31, 2014

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,000	-	-	-	-	100,000	100,058	-	-	-	-	100,058	At expiration	0.40	0.40
97.036.000-K	SANTANDER	Chile	US$	45,000	-	-	-	-	45,000	45,040	-	-	-	-	45,040	At expiration	0.34	0.34
97.030.000-7	ESTADO	Chile	US$	55,000	-	-	-	-	55,000	55,022	-	-	-	-	55,022	At expiration	0.52	0.52
97.006.000-6	BCI	Chile	US$	100,000	-	-	-	-	100,000	100,140	-	-	-	-	100,140	At expiration	0.47	0.47
76.645.030-K	ITAU	Chile	US$	15,000	-	-	-	-	15,000	15,018	-	-	-	-	15,018	At expiration	0.65	0.65
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,000	-	-	-	-	12,000	At expiration	0.50	0.50
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	14,242	42,725	113,934	17,367	-	188,268	15,542	42,725	112,160	17,187	-	187,614	Quarterly	4.85	4.85
0-E	CITIBANK	Argentina	ARS	-	17,542	-	-	-	17,542	122	17,542	-	-	-	17,664	Monthly	31.00	31.00
0-E	BBVA	Argentina	ARS	-	21,050	-	-	-	21,050	339	21,050	-	-	-	21,389	Monthly	33.00	33.00
97.036.000-K	BBVA	Chile	US$	-	-	282,967	-	-	282,967	928	-	282,967	-	-	283,895	Quarterly	2.33	2.33
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	17,225	52,658	105,594	62,209	35,883	273,569	17,745	52,658	105,594	62,209	35,883	274,089	Quarterly	1.68	1.43
0-E	BNP PARIBAS	U.S.A.	US$	7,815	24,005	67,806	73,475	178,116	351,217	8,940	24,005	67,248	73,287	178,078	351,558	Quarterly	2.13	2.04
0-E	WELLS FARGO	U.S.A.	US$	30,351	91,866	251,040	260,112	669,599	1,302,968	34,771	91,866	219,808	245,026	653,056	1,244,527	Quarterly	2.26	1.57
0-E	CITIBANK	U.S.A.	US$	16,624	50,489	139,491	146,931	330,579	684,114	18,154	50,489	128,993	141,745	323,754	663,135	Quarterly	2.24	1.49
97.036.000-K	SANTANDER	Chile	US$	5,127	15,545	42,646	44,472	72,551	180,341	5,418	15,545	40,183	43,413	71,879	176,438	Quarterly	1.32	0.78
0-E	BTMU	U.S.A.	US$	2,649	8,042	22,221	23,393	51,340	107,645	2,838	8,042	20,557	22,621	50,668	104,726	Quarterly	1.64	1.04
0-E	APPLE BANK	U.S.A.	US$	1,296	3,952	10,919	11,516	25,707	53,390	1,448	3,952	10,094	11,131	25,366	51,991	Quarterly	1.63	1.03
0-E	US BANK	U.S.A.	US$	14,158	42,960	118,206	123,705	349,129	648,158	17,169	42,960	97,791	113,644	337,272	608,836	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,552	14,031	39,791	24,725	72,180	155,279	5,190	14,031	39,791	24,726	72,180	155,918	Quarterly	3.25	3.25
0-E	NATIXIS	France	US$	9,739	29,807	84,884	87,304	242,496	454,230	10,278	29,807	84,884	87,304	242,496	454,769	Quarterly	1.86	1.81
0-E	HSBC	U.S.A.	US$	1,340	4,082	11,249	11,820	30,514	59,005	1,474	4,082	11,249	11,820	30,514	59,139	Quarterly	2.29	1.48
0-E	PK AirFinance	U.S.A.	US$	1,755	5,452	16,014	18,412	28,088	69,721	1,810	5,452	16,014	18,412	28,088	69,776	Monthly	1.86	1.86
0-E	KFW IPEX-BANK	U.S.A.	US$	611	1,885	5,568	4,334	3,690	16,088	613	1,885	5,568	4,334	3,690	16,090	Quarterly	2.10	2.10
-	SWAP Aircraft arrivals	-	US$	595	1,647	3,333	1,658	157	7,390	595	1,647	3,333	1,658	157	7,390	Quarterly	-	-
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	7,877	23,877	32,492	-	-	64,246	7,920	23,878	32,492	-	-	64,290	Quarterly	2.00	2.00
0-E	CREDIT AGRICOLE	U.S.A.	US$	7,459	22,378	61,500	-	-	91,337	7,696	22,378	61,500	-	-	91,574	Quarterly	1.73	1.73
Financial leases
0-E	ING	U.S.A.	US$	7,744	23,786	52,041	31,151	11,806	126,528	8,754	23,786	50,985	30,853	11,771	126,149	Quarterly	4.84	4.33
0-E	CREDIT AGRICOLE	France	US$	1,581	4,877	13,955	-	-	20,413	1,628	4,877	13,955	-	-	20,460	Quarterly	1.20	1.20
0-E	CITIBANK	U.S.A.	US$	4,409	13,657	39,402	44,177	13,804	115,449	5,384	13,657	38,125	43,767	13,762	114,695	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	14,549	44,742	125,130	63,957	3,827	252,205	16,216	44,742	122,596	63,620	3,819	250,993	Quarterly	5.35	4.76
0-E	BNP PARIBAS	U.S.A.	US$	9,457	29,109	83,466	58,792	10,848	191,672	10,125	29,109	81,505	58,421	10,820	189,980	Quarterly	4.14	3.68
0-E	WELLS FARGO	U.S.A.	US$	4,373	13,323	37,242	39,862	44,525	139,325	4,830	13,323	35,710	39,264	44,290	137,417	Quarterly	3.98	3.53
0-E	DVB BANK SE	U.S.A.	US$	4,457	13,545	32,567	-	-	50,569	4,545	13,545	32,567	-	-	50,657	Quarterly	1.89	1.89
0-E	US BANK	U.S.A.	US$	280	11,701	-	-	-	11,981	280	11,701	-	-	-	11,981	Monthly	-	-
0-E	BANC OF AMERICA	U.S.A.	US$	643	2,049	2,770	-	-	5,462	664	2,049	2,770	-	-	5,483	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	-	-	179,507	-	-	179,507	3,580	-	179,507	-	-	183,087	At expiration	1.74	1.74
0-E	CITIBANK (*)	U.S.A.	US$	-	-	164,108	184,866	101,026	450,000	1,500	-	164,108	184,866	101,026	451,500	Quarterly	6.00	6.00

	Total			517,908	630,782	2,139,843	1,334,238	2,275,865	6,898,636	543,774	630,783	2,062,054	1,299,308	2,238,569	6,774,488

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

Interest-bearing loans due in installments to December 31, 2014

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values

Tax No.	Creditor	Creditor country	Currency	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total nominal value	Up to 90 days	More than 90 days to one year	More than one to three years	More than three to five years	More than five years	Total accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	108	335	971	1,094	1,288	3,796	127	336	971	1,094	1,288	3,816	Monthly	6.01	6.01

Obligation with the public

0-E	THE BANK OF NEW YORK	U.S.A.	US$	-	-	300,000	-	800,000	1,100,000	12,178	9,028	304,377	4,583	802,521	1,132,687	At Expiration	7.99	7.19

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,864	5,752	16,580	18,555	8,369	51,120	2,104	5,752	16,580	18,555	8,369	51,360	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,189	9,836	27,070	15,262	7,664	63,021	3,303	9,836	27,070	15,262	7,664	63,135	Monthly	1.42	1.42
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	2,704	32,466	-	-	-	35,170	2,752	32,466	-	-	-	35,218	Quarterly	1.10	1.10
0-E	CREDIT AGRICOLE -CIB	France	US$	1,500	4,500	4,500	-	-	10,500	1,566	4,500	4,500	-	-	10,566	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	Germany	US$	3,125	9,375	-	-	-	12,500	3,160	9,375	-	-	-	12,535	Quarterly	2.50	2.50
0-E	DVB BANK SE	U.S.A.	US$	197	540	755	-	-	1,492	199	540	755	-	-	1,494	Monthly	1.68	1.68
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	2,296	10,791	23,761	-	-	36,848	2,346	10,791	23,761	-	-	36,898	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,246	10,541	18,037	13,535	5,328	50,687	3,339	10,541	18,037	13,535	5,328	50,780	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	2,887	6,705	20,987	23,723	85,391	139,693	4,044	6,705	20,987	23,723	85,391	140,850	Quarterly/Semiannual	3.87	3.87
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,208	3,725	20,360	-	-	25,293	1,256	3,725	20,360	-	-	25,341	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	416	1,198	2,847	2,406	13,115	19,982	456	1,198	2,847	2,406	13,115	20,022	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	7,761	23,859	67,973	74,783	169,730	344,106	8,574	23,859	67,973	74,783	169,730	344,919	Quarterly	3.06	3.58
0-E	BANCO DE LAGE LANDEN BRASIL S.A	Brazil	BRL	-	-	-	-	-	-	8	-	-	-	-	8	Monthly	11.70	11.70
0-E	BANCO IBM S.A	Brazil	BRL	319	957	2,514	27	-	3,817	91	957	2,604	27	-	3,679	Monthly	10.58	10.58
0-E	HP FINANCIAL SERVICE	Brazil	BRL	225	707	1,297	-	-	2,229	143	707	1,379	-	-	2,229	Monthly	9.90	9.90
0-E	SOCIETE AIR FRANCE	France	EUR	114	-	-	-	-	114	547	-	-	-	-	547	Monthly	6.82	6.82
0-E	SOCIETE GENERALE	France	BRL	126	377	1,005	135	-	1,643	82	377	1,044	135	-	1,638	Monthly	11.60	11.60

Other loans

0-E	COMPANHIA BRASILEIRA DE MEIOS DE PAGAMENTO	Brazil	BRL	30,281	15,576	-	-	-	45,857	30,281	15,576	-	-	-	45,857	Monthly	4.23	4.23

	Total			61,566	137,240	508,657	149,520	1,090,885	1,947,868	76,556	146,269	513,245	154,103	1,093,406	1,983,579

	Total consolidated			579,474	768.022	2,648,500	1,483,758	3,366,750	8,846,504	620,330	777,052	2,575,299	1,453,411	3,331,975	8,758,067

(b)	Derivatives not recognized as a hedge

	Current liabilities		Non-current liabilities		Total derivative not recognized as a hedge
	As of June 30, 2015	As of December 31, 2014	As of June 30, 2015	As of December 31, 2014	As of June 30, 2015	As of December 31, 2014
	ThUS$ Unaudited	ThUS$	ThUS$ Unaudited	ThUS$	ThUS$ Unaudited	ThUS$

Interest rate derivative not recognized as a hedge	293	1,190	-	-	293	1,190

Total derivatives not recognized as a hedge	293	1,190	-	-	293	1,190

(c) Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of June 30, 2015	As of December 31, 2014	As of June 30, 2015	As of December 31, 2014	As of June 30, 2015	As of December 31, 2014
	ThUS$ Unaudited	ThUS$	ThUS$ Unaudited	ThUS$	ThUS$ Unaudited	ThUS$

Accrued interest from the last date of interest rate swap	4,793	5,173	-	-	4,793	5,173
Fair value of interest rate derivatives	23,655	26,395	21,268	28,327	44,923	54,722
Fair value of fuel derivatives	30,342	157,233	-	-	30,342	157,233
Fair value of foreign currency derivatives	50,280	37,242	-	-	50,280	37,242

Total hedge derivatives	109,070	226,043	21,268	28,327	130,338	254,370

The foreign currency derivatives exchanges are FX forward and cross currency swap.

Hedging operation

The fair values of assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of June 30, 2015	As of December 31, 2014
	ThUS$ Unaudited	ThUS$
Cross currency swaps (CCS) (1)	(38,696)	(38,802)
Interest rate options (2)	-	1
Interest rate swaps (3)	(49,615)	(58,758)
Fuel collars (4)	(21,024)	(32,772)
Fuel swap (5)	-	(122,678)
Currency forward CLP/US$ (6)	(9,139)	-
Currency forward US$/GBP$ (7)	(2,334)	-
Currency options US$/GBP$ (8)	(43)	-
Currency options R$/US$ (8)	2,729	-

(1)

Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate dollar-UF of bank loans. These contracts are recorded as cash flow hedges and fair value.

(2)

Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate for long-term loans incurred in the acquisition of aircraft. These contracts are recorded as cash flow hedges.

(3)

Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(4)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(5)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(6)	Covers the investments denominated in Chilean pesos to Dollar- Chilean peso exchange rate, in order to secure investment in Dollars. These contracts are recorded as cash flow hedges.
(7)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate US$/GBP. These contracts are recorded as cash flow hedges.
(8)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate R$/US$ y US$/GBP. These contracts are recorded as cash flow hedges.

During the periods presented, the Company only maintains cash flow hedges and fair value (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will impact results in the next 12 months from the consolidated statement of financial position date, meanwhile in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid initially for 12 years. The hedges on investments will impact results continuously throughout the life of the investment, while the cash flows occur at the maturity of the investment. In the case of currency hedges through a CCS, are generated two types of hedge accounting, a cash flow component by UF, and other fair value by US$ floating rate component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the 6 months periods June 30,		For the 3 months periods June 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited		Unaudited
Debit (credit) recognized in comprehensive income during the period	132,503	(32,577)	49,240	(5,249)
Debit (credit) transferred from net equity to income during the period	(166,617)	(24,483)	(53,155)	(385)

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of June 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	1,151,966	1,196,123
(b) Accrued liabilities at the reporting date	352,969	293,273

Total trade and other accounts payables	1,504,935	1,489,396

(a)	Trade and other accounts payable:

	As of June 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Trade creditors	892,929	924,105
Leasing obligation	14,951	37,322
Other accounts payable	244,086	234,696

Total	1,151,966	1,196,123

The details of Trade and other accounts payables are as follows:

	As of June 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Boarding Fee	204,847	193,263
Aircraft Fuel	197,663	290,109
Airport charges and overflight	114,685	102,111
Other personnel expenses	89,585	114,245
Suppliers’ technical purchases	78,219	64,799
Marketing	72,545	54,885
Handling and ground handling	69,570	55,503
Professional services and advisory	59,719	65,445
Land services	54,500	47,103
Leases, maintenance and IT services	27,452	34,029
Aviation insurance	22,574	4,749
Services on board	22,079	24,642
Maintenance	20,651	14,757
Distribution sistem	17,872	3,293
Crew	16,601	12,403
Aircraft and engines leasing	14,348	37,322
Achievement of goals	9,656	12,197
Airlines	3,734	908
Communications	2,332	6,447
Others	53,334	57,913

Total trade and other accounts payables	1,151,966	1,196,123

(b)	Liabilities accrued:

	As of June 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Accrued personnel expenses	155,972	130,382
Aircraft and engine maintenance	124,205	121,946
Accounts payable to personnel (*)	48,463	16,407
Others accrued liabilities	24,329	24,538

Total accrued liabilities	352,969	293,273

(*)  Profits and bonds participation (Note 22 letter b)

NOTE 20 - OTHER PROVISIONS

Other provisions:

	Current liabilities		Non-current liabilities		Total Liabilities

	As of June 30, 2015	As of December 31, 2014	As of June 30, 2015	As of December 31, 2014	As of June 30, 2015	As of December 31, 2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	519	320	518,707	607,371	519,226	607,691
Civil contingencies	1,271	11,870	50,075	47,355	51,346	59,225
Labor contingencies	180	221	20,490	23,064	20,670	23,285
Other	-	-	13,504	15,351	13,504	15,351
Provision for European
Commision investigation (2)	-	-	9,163	9,999	9,163	9,999

Total other provisions (3)	1,970	12,411	611,939	703,140	613,909	715,551

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the company.

The labor contingencies correspond to different demands of labor order filed against the company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)

Total other provision at June 30, 2015, and at December 31, 2014, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

	Legal claims	European Commission Investigation(*)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2014	1,138,754	11,349	1,150,103
Increase in provisions	16,377	-	16,377
Provision used	(6,457)	-	(6,457)
Difference by subsidiaries conversion	34,318	-	34,318
Reversal of provision	(5,126)	-	(5,126)
Exchange difference	125	(93)	32

Closing balance as of June 30, 2014 (Unaudited)	1,177,991	11,256	1,189,247

Opening balance as of July 1, 2014	1,177,991	11,256	1,189,247
Increase in provisions	26,415	-	26,415
Provision used	(21,140)	-	(21,140)
Difference by subsidiaries conversion	(166,410)	-	(166,410)
Reversal of provision	(310,162)	-	(310,162)
Exchange difference	(1,142)	(1,257)	(2,399)

Closing balance as of December 31, 2014	705,552	9,999	715,551

Opening balance as of January 1, 2015	705,552	9,999	715,551
Increase in provisions	22,777	-	22,777
Provision used	(1,905)	-	(1,905)
Difference by subsidiaries conversion	(99,111)	-	(99,111)
Reversal of provision	(22,220)	-	(22,220)
Exchange difference	(347)	(836)	(1,183)

Closing balance as of June 30, 2015 (Unaudited)	604,746	9,163	613,909

Accumulated balance includes the judicial deposit in guarantee, related to the “Fundo Aeroviário” (FA), in the amount of US$ 77 million, done in order to suspend the enforceability of the tax credit. The company is discussing over the Tribunal the constitutionality of the requirement made by FA in a legal suit. Initially it was covered by the effects of a provisional remedy, meaning that, the company was not obligated to collect the tax while there was not a judicial decision in this regard. However, the decision taken by a judge in the first instance was publicized in an unfavorable way, revoking the provisional remedy relief. As the legal suit is still in progress (TAM appealed from this first decision), the company needed to do the deposit judicial in guarantee to suspend the enforceability of such tax credit; deposit classified in this category deducting the existing provision. Finally, if the final decision is favorable to the company, the deposit already made is going to come back to TAM. On the other hand, if the tribunal confirms the first decision, such deposit will be converted in a definitive payment in favor of the Brazilian Government. The procedural stage at June 30, 2015 is disclosed in Note 30, at case No. 2001.51.01.012530-3.

(*) European Commission Provision:

(a)

This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation that begun in 2006 regarding possible unfair competition on the air cargo market. This was a joint investigation by the European and U.S.A. authorities. The start of the investigation was disclosed through an Essential Matter report dated December 27, 2007. The U.S.A. portion of the global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A. Department of Justice, as disclosed in an Essential Matter report notice on January 21, 2009.

(b)

A Essential Matter report dated November 9, 2010, reported that the General Direction of Competition had issued its decision on this case (the “decision”), under which it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group S.A. and Lan Cargo S.A., Air Canada, Air France, KLM, British Airways, Cargolux, Cathay Pacific, Japan Airlines, Qantas Airways, S.A.S. and Singapore Airlines.

(c)

Jointly, LATAM Airlines Group S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LATAM Airlines Group S.A.. This is a minor fine in comparison to the original decision, as there was a significant reduction in fine because LATAM Airlines Group S.A. cooperated during the investigation.

(d)

On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. The procedural stage at June 30, 2015 is disclosed in Note 30, in (ii) lawsuits received by Latam Airlines Group S.A. and Subsidiaries in European Commission Court.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of June 30,	As of December 31,	As of June 30,	As of December 31,	As of June 30,	As of December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues (*)	2,545,430	2,565,391	343,348	355,353	2,888,778	2,920,744
Sales tax	33,913	38,160	-	-	33,913	38,160
Retentions	32,393	52,567	-	-	32,393	52,567
Others taxes	3,152	18,880	-	-	3,152	18,880
Other sundry liabilities	12,336	10,388	-	48	12,336	10,436

Total other non-financial liabilities	2,627,224	2,685,386	343,348	355,401	2,970,572	3,040,787

(*)	Note 2.20.

The balance comprises, mainly, deferred income by services not yet rendered and programs such as: LANPASS, TAM Fidelidade y Multiplus:

LANPASS is the frequent flyer program created by LAN to reward the preference and loyalty of its customers with many benefits and privileges, by the accumulation of kilometers that can be exchanged for free flying tickets or a wide range of products and services. Customers accumulate LANPASS kilometers every time they fly with LAN, TAM, in companies that are members of oneworld® and other airlines associated with the program, as well as when they buy on the stores or use the services of a vast network of companies that have an agreement with the program around the world.

Thinking on people who travel constantly, TAM created the program TAM Fidelidade, in order to improve the passenger attention and give recognition to those who choose the company. By using this program, customers accumulate points in a variety of programs loyalty in a single account and can redeem them at all TAM destinations and related airline companies, and even more, participate in the Red Multiplus Fidelidade.

Multiplus is a coalition of loyalty programs, with the aim of operate accumulation activities and redemption of points. This program has an integrated network by associates including hotels, financial institutions, retail companies, supermarkets, vehicle rentals and magazines, among many other partners from different segments.

NOTE 22 - EMPLOYEE BENEFITS

	As of June 30,	As of December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Retirements payments	42,707	36,523
Resignation payments	8,734	5,556
Other obligations	30,039	32,023

Total liability for employee benefits	81,480	74,102

(a)	The movement in retirements and resignation payments and other obligations:

	Opening balance	Increase (decrease) current service provision	Benefits paid	Change of model	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2014	45,666	4,901	(798)	-	49,769
From April 1 to December 31, 2014	49,769	(3,394)	(1,668)	29,395	74,102
From January 1 to June 30, 2015	74,102	9,038	(1,660)	-	81,480

(b)	The liability for short-term:

	As of June 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Profit-sharing and bonuses (*)	48,463	16,407

(*)	Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the 6 months ended June 30,		For the 3 months ended June 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Salaries and wages	882,359	832,546	431,957	426,275
Short-term employee benefits	86,630	231,648	35,747	112,421
Termination benefits	33,451	24,156	10,532	11,533
Other personnel expenses	101,409	127,983	49,924	66,336

Total	1,103,849	1,216,333	528,160	616,565

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	June 30,	December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	514,944	506,312
Fleet financing (JOL)	60,711	59,148
Provision for vacations and bonuses	10,400	9,595
Other accounts payable	-	1,945
Other sundry liabilities	453	454

Total accounts payable, non-current	586,508	577,454

NOTE 24 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The Capital of the Company is managed and composed in the following form:

The capital of the Company at June 30, 2015 amounts to ThUS$ 2,545,705 divided into 545,547,819 common stock of a same series (ThUS$ 2,545,705, divided into 545,547,819 shares as of December 31, 2014), no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b)	Subscribed and paid shares

The following table shows the movement of the authorized and fully paid shares described above:

Movement of authorized shares	Nro. Of shares
Autorized shares as of January 1, 2014	551,847,819
No movement of autorized shares at June 30, 2014	-

Authorized shares as of June 30, 2014 (Unaudited)	551,847,819

Autorized shares as of July 1, 2014	551,847,819
No movement of autorized shares at December 31, 2014	-

Authorized shares as of December 31, 2014	551,847,819

Autorized shares as of January 1, 2014	551,847,819
No movement of autorized shares at June 30, 2015	-

Authorized shares as of June 30, 2015 (Unaudited)	551,847,819

Movement fully paid shares

	N° of shares		Movement value of shares (1) ThUS$	Cost of issuance and placement of shares (2) ThUS$	Paid- in Capital ThUS$

Paid shares as of January 1, 2014	535,243,229		2,395,745	(6,361)	2,389,384
Preferential placement capital increase approved at Extraordinary Shareholders meeting dated June 11, 2013	10,304,590		156,321	-	156,321

Paid shares as of June 30, 2014 (Unaudited)	545,547,819		2,552,066	(6,361)	2,545,705

Paid shares as of July 1, 2014	545,547,819		2,552,066	(6,361)	2,545,705
No movement of autorized shares at December 31, 2014	-		-	-	-

Paid shares as of December 31, 2014	545,547,819		2,552,066	(6,361)	2,545,705

Paid shares as of January 1, 2015	545,547,819		2,552,066	(6,361)	2,545,705
No movement of autorized shares at June 30, 2015	-		-	-	-

Paid shares as of June 30, 2015 (Unaudited)	545,547,819	(3)	2,552,066	(6,361)	2,545,705

(1)	Amounts reported represent only those arising from the payment of the shares subscribed.

(2)       Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder’s Meetings, where such decreases were authorized.

(3)       At June 30, 2015, the difference between authorized shares and fully paid shares are 6,300,000 shares allocated to compensation plans for executives of LATAM Airlines Group S.A. and subsidiaries (see Note 33(a)).

(c)	Treasury stock

At June 30, 2015, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares.

At the Extraordinary Shareholder’s Meeting held on June 11, 2013, the company relinquished all right to 7,972 stocks of its portfolio, this date the Company does not maintain treasury stock.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

Periods	Opening balance	Stock option plan	Deferred tax	Deferred tax by tax effect of change in legal rate (Tax reform) (*)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to June 30, 2014 (Unaudited)	21,011	9,020	(1,720)	-	28,311
From April 1 to December 31, 2014	28,311	5,708	(1,669)	(2,708)	29,642
From January 1 to June 30, 2015 (Unaudited)	29,642	5,460	(1,426)	-	33,676

(*) On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that law contains is modified gradually from 2014 to 2018 the First- Category Tax rate to be declared and paid starting in tax year 2015.

These reserves are related to the “Share-based payments” explained in Note 33.

(e)	Other sundry reserves

Movement of Other sundry reserves:

Periods	Opening balance	Transactions with non-controlling interest	Legal reserves	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to June 30, 2014 (Unaudited)	2,657,800	991	(266)	2,658,525
From April 1 to December 31, 2014	2,658,525	(22,517)	(260)	2,635,748
From January 1 to June 30, 2015 (Unaudited)	2,635,748	-	1,603	2,637,351

Balance of Other sundry reserves comprises the following:

	As of June 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited

Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(25,891)	(25,891)
Cost of issuance and placement of shares	(5,264)	(5,264)
Others	194	(1,409)

Total	2,637,351	2,635,748

(1)

Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.

(2)

Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular No. 1,529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(3)

The balance at June 30, 2015, correspond to the loss generated by the participation of Lan Pax Group S.A. in the acquisition of shares of Aerovías de Integración Regional Aires of ThUS$ (3,480), the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS$ (885) and the acquisition of minority interest of Aerolane S.A. by Lan Pax group S.A. through Holdco Ecuador S.A. for US$ (21,526).

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2014	(589,991)	(34,508)	(624,499)
Derivatives valuation gains (losses)	-	(35,034)	(35,034)
Deferred tax	-	6,080	6,080
Difference by subsidiaries conversion	289,293	-	289,293

Closing balance as of June 30, 2014 (Unaudited)	(300,698)	(63,462)	(364,160)

Opening balance as of July 1, 2014	(300,698)	(63,462)	(364,160)
Derivatives valuation gains (losses)	-	(130,197)	(130,197)
Deferred tax	-	34,567	34,567
Tax effect on deferred tax by change legal tax rate (Tax reform)(*)	-	7,752	7,752
Difference by subsidiaries conversion	(893,173)	-	(893,173)

Closing balance as of December 31, 2014	(1,193,871)	(151,340)	(1,345,211)

Opening balance as of January 1, 2015	(1,193,871)	(151,340)	(1,345,211)
Derivatives valuation gains (losses)	-	133,519	133,519
Deferred tax	-	(36,734)	(36,734)
Difference by subsidiaries conversion	(655,343)	-	(655,343)

Closing balance as of June 30, 2014 (Unaudited)	(1,849,214)	(54,555)	(1,903,769)

(*) On September 29, 2014, Law No. 20,780 “Amendment to the system of income taxation and introduces various adjustments in the tax system.” was published in the Official Journal of the Republic of Chile. Within major tax reforms that law contains is modified gradually from 2014 to 2018 the First- Category Tax rate to be declared and paid starting in tax year 2015.

(f.1)     Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2)     Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(g)	Retained earnings

Movement of Retained earnings:

Periods	Opening balance	Result for the period	Other increase (decreases)	Deferred tax by tax effect of change in legal tax rate (Tax reform) (*)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2014 (Unaudited)	795,303	(100,243)	(6)	-	695,054
From April 1 to December 31, 2014	695,054	(9,547)	878	(150,195)	536,190
From January 1 to June 30, 2015 (Unaudited)	536,190	(89,674)	1,697	-	448,213

(*) According to the instructions of Chilean Superintendency of Securities and Insurance in his Office Circular No. 856 of October 17, 2014, the Company recognized a loss on their retained earnings as a result of the rate increase.

(h)	Dividends per share

During the first half of 2015 and year 2014, have not been paid dividends.

At June 30, 2015 and at December 31, 2014 have not been provisioned minimum mandatory dividends.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Passengers LAN	2,111,349	2,203,081	982,691	1,028,887
Passengers TAM	2,209,339	3,013,490	994,470	1,499,073
Cargo	684,767	845,644	334,445	442,999

Total	5,005,455	6,062,215	2,311,606	2,970,959

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the 6 months ended June 30,		For the 3 months ended June 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Aircraft fuel	1,419,037	2,107,285	674,972	1,027,100
Other rentals and landing fees	558,383	663,197	272,478	339,126
Aircraft rentals	257,691	261,073	128,793	133,205
Aircraft maintenance	229,698	231,039	115,725	100,709
Comissions	154,083	208,631	71,520	103,091
Passenger services	144,518	148,926	66,757	73,109
Other operating expenses	628,661	772,931	310,725	397,075

Total	3,392,071	4,393,082	1,640,970	2,173,415

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the 6 months ended June 30,		For the 3 months ended June 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Depreciation (*)	450,196	465,363	223,728	233,901
Amortization	22,338	27,666	11,358	13,538

Total	472,534	493,029	235,086	247,439

(*) Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at June 30, 2015 is ThUS$ 169,583 (ThUS$ 174,022 at the same period of 2014).

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 22 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

	For the 6 months ended		For the 3 months ended

	June 30,		June 30,

	2015	2014	2015	2014

	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Bank loan interest	166,951	177,746	85,869	68,836

Financial leases	23,052	39,394	10,974	18,062

Other financial instruments	15,580	27,278	13,407	26,136

Total	205,583	244,418	110,250	113,034

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(e)	Restructuring Costs

As part of the ongoing process of reviewing its fleet plan, the company decided to implement a broad restructuring plan in order to reduce the variety of aircraft currently in operation and gradually withdrawing the less efficient. According with this plan, during the first quarter of 2014 were formalized contracts and commitments having as a result a negative impact on the results of such period of US$ 112 million before tax that are associated with exit costs of seven A330, six A340, five B737, three Q400, five A319 and three B767-33A aircraft. These exit costs are associated with penalties related to early repayment and maintenance costs for returning.

NOTE 27 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the 6 months ended		For the 3 months ended

	June 30,		June 30,

	2015	2014	2015	2014

	ThUS$	ThUS$	ThUS$	ThUS$

	Unaudited

Tours	57,760	51,124	35,861	26,116

Aircraft leasing	21,298	17,764	11,950	7,851

Customs and warehousing	11,239	10,461	5,822	5,348

Duty free	8,055	7,170	3,926	4,260

Maintenance	7,781	8,572	5,713	8,561

Other miscellaneous income	92,408	67,857	37,976	24,633

Total	198,541	162,948	101,248	76,769

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the Chilean peso, Argentine peso, Colombian peso and Brazilian real.

The functional currency is defined primarily as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

(a) Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

Current assets	As of June 30, 2015	As of December 31, 2014
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	273,518	213,161
Argentine peso	11,762	22,121
Brazilian real	1,732	2,365
Chilean peso	128,065	30,453
Colombian peso	2,542	1,622
Euro	14,098	9,639
U.S. dollar	28,158	50,652
Strong bolivar	52,132	63,236
Other currency	35,029	33,073

Other financial assets, current	51,126	73,030
Argentine peso	38,938	40,939
Chilean peso	679	25,781
Euro	1	1
U.S. dollar	11,251	6,008
Strong bolivar	21	43
Other currency	236	258

Current assets	As of June 30,	As of December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Other non - financial assets, current	68,001	59,700
Argentine peso	15,199	7,326
Brazilian real	162	148
Chilean peso	10,935	18,073
Colombian peso	965	1,415
Euro	2,334	2,523
U.S. dollar	14,571	5,751
Strong bolivar	330	330
Other currency	23,505	24,134

Trade and other accounts receivable, current	388,030	543,257
Argentine peso	47,794	61,291
Brazilian real	19,982	33,267
Chilean peso	71,374	128,780
Colombian peso	6,957	4,394
Euro	22,399	38,764
U.S. dollar	105,735	75,876
Strong bolivar	1,583	4,895
Other currency	112,206	195,990

Accounts receivable from related entities, current	221	299
Chilean peso	221	299

Tax current assets	18,151	21,605
Argentine peso	959	2,300
Brazilian real	2	2
Chilean peso	2,671	5,773
Colombian peso	1,915	1,995
Euro	-	21
U.S. dollar	33	467
Other currency	12,571	11,047

Total current assets	799,047	911,052
Argentine peso	114,652	133,977
Brazilian real	21,878	35,782
Chilean peso	213,945	209,159
Colombian peso	12,379	9,426
Euro	38,832	50,948
U.S. Dollar	159,748	138,754
Strong bolivar	54,066	68,504
Other currency	183,547	264,502

Non-current assets	As of June 30,	As of December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited

Other financial assets, non-current	33,838	36,715
Argentine peso	53	57
Brazilian real	1,128	1,050
Chilean peso	1,046	1,100
Colombian peso	196	203
Euro	4,398	4,243
U.S. dollar	25,774	29,238
Other currency	1,243	824

Other non - financial assets, non-current	14,478	18,803
Argentine peso	42	45
U.S. dollar	-	1
Other currency	14,436	18,757

Accounts receivable, non-current	9,418	10,569
Chilean peso	4,250	5,413
U.S. dollar	5,000	5,000
Other currency	168	156

Deferred tax assets	2,697	2,613
Colombian peso	367	256
U.S. dollar	-	3
Other currency	2,330	2,354

Total non-current assets	60,431	68,700
Argentine peso	95	102
Brazilian real	1,128	1,050
Chilean peso	5,296	6,513
Colombian peso	563	459
Euro	4,398	4,243
U.S. dollar	30,774	34,242
Other currency	18,177	22,091

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	June 30,	December 31,	June 30,	December 31,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other financial liabilities, current	204,114	71,436	145,445	173,416
Chilean peso	146,482	15,542	41,153	42,725
Euro	-	547	-	-
U.S. dollar	57,632	55,347	104,292	130,691

Trade and other accounts payables, current	529,779	421,188	29,781	20,875
Argentine peso	48,172	38,740	547	-
Brazilian real	14,553	14,330	14	13
Chilean peso	7,612	25,040	3,779	11,502
Colombian peso	15,072	13,652	308	187
Euro	24,715	35,937	7,655	8,266
U.S. dollar	242,036	175,298	10,333	827
Strong bolivar	2,516	5,261	-	-
Other currency	175,103	112,930	7,145	80

Accounts payable to related entities, current	58	35	-	-
Chilean peso	13	8	-	-
U.S. dollar	45	27	-	-

Tax liabilities, current	25	268	1	-
Chilean peso	-	268	-	-
Other currency	25	-	1	-

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	June 30,	December 31,	June 30,	December 31,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other non-financial liabilities, current	112,340	126,953	141	158
Argentine peso	23,891	5,698	-	-
Brazilian real	5,643	959	32	46
Chilean peso	32,713	18,798	21	-
Colombian peso	575	4,670	-	-
Euro	18,471	6,400	-	-
U.S. dollar	15,028	44,728	51	111
Strong bolivar	(540)	227	-	-
Other currency	16,559	45,473	37	1

Total current liabilities	846,316	619,880	175,368	194,449
Argentine peso	72,063	44,438	547	-
Brazilian real	20,196	15,289	46	59
Chilean peso	186,820	59,656	44,953	54,227
Colombian peso	15,647	18,322	308	187
Euro	43,186	42,884	7,655	8,266
U.S. dollar	314,741	275,400	114,676	131,629
Strong bolivar	1,976	5,488	-	-
Other currency	191,687	158,403	7,183	81

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
Non-current liabilities	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2015	2014	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Other financial liabilities, non-current	587,272	625,406	150,305	171,288	745,109	1,088,218
Chilean peso	97,434	112,161	-	17,186	-	-
U.S. dollar	489,838	513,245	150,305	154,102	745,109	1,088,218

Accounts payable, non-current	431,017	474,955	158	2,316	4	-
Chilean peso	7,795	4,938	158	2,316	4	-
U.S. dollar	421,323	468,184	-	-	-	-
Other currency	1,899	1,833	-	-	-	-

Other provisions, non-current	16,471	16,660	-	-	44	-
Argentine peso	622	454	-	-	-	-
Brazillian real	147	146	-	-	-	-
Chilean peso	38	36	-	-	-	-
Colombian peso	241	-	-	-	-	-
Euro	9,163	9,999	-	-	-	-
U.S. dollar	6,260	6,025	-	-	44	-

Provisions for employees benefits, non-current	912	822	-	-	-	-
U.S. dollar	912	822	-	-	-	-

Total non-current liabilities	1,035,672	1,117,843	150,463	173,604	745,157	1,088,218
Argentine peso	622	454	-	-	-	-
Brazilian real	147	146	-	-	-	-
Chilean peso	105,267	117,135	158	19,502	4	-
Colombian peso	241	-	-	-	-	-
Euro	9,163	9,999	-	-	-	-
U.S. dollar	918,333	988,276	150,305	154,102	745,153	1,088,218
Other currency	1,899	1,833	-	-	-	-

	As of	As of
General summary of foreign currency:	June 30,	December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
Total assets	859,478	979,752
Argentine peso	114,747	134,079
Brazilian real	23,006	36,832
Chilean peso	219,241	215,672
Colombian peso	12,942	9,885
Euro	43,230	55,191
U.S. dollar	190,522	172,996
Strong bolivar	54,066	68,504
Other currency	201,724	286,593

Total liabilities	2,952,976	3,193,994
Argentine peso	73,232	44,892
Brazilian real	20,389	15,494
Chilean peso	337,202	250,520
Colombian peso	16,196	18,509
Euro	60,004	61,149
U.S. dollar	2,243,208	2,637,625
Strong bolivar	1,976	5,488
Other currency	200,769	160,317

Net position
Argentine peso	41,515	89,187
Brazilian real	2,617	21,338
Chilean peso	(117,961)	(34,848)
Colombian peso	(3,254)	(8,624)
Euro	(16,774)	(5,958)
U.S. dollar	(2,052,686)	(2,464,629)
Strong bolivar	52,090	63,016
Other currency	955	126,276

(b)	Exchange differences

Exchange differences recognized in the income statement, except for financial instruments measured at fair value through profit or loss, for the period ended June 30, 2015 and 2014, generated a debit of ThUS$ 169,222 and a credit of ThUS$ 104,149, respectively. In the second quarter of 2015 and 2014, were generated a credit of ThUS$ 35,355 and ThUS$ 47,159, respectively.

Exchange differences recognized in equity as reserves for currency translation differences for the period ended June 30, 2015 and 2014, represented a debit of ThUS$ 608,818 and a credit of ThUS$ 660,084, respectively. In the second quarter of 2015 and 2014, were generated a credit of ThUS$ 66,656 and ThUS$ 136,323, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of	As of
	June 30,	December 31,
	2015	2014
	Unaudited
Argentine peso	9.08	8.55
Brazilian real	3.10	2.66
Chilean peso	639.04	606.75
Colombian peso	2,603.90	2,839.50
Euro	0.90	0.82
Strong bolivar	12.80	12.00
Australian dollar	1.30	1.22
Boliviano	6.84	6.86
Mexican peso	15.69	14.74
New Zealand dollar	1.48	1.28
Peruvian Sol	3.18	2.99
Uruguayan peso	26.95	24.25

NOTE 29 - EARNINGS / (LOSS) PER SHARE

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
Basic earnings / (loss) per share	2015	2014	2015	2014
	Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	(89,674)	(100,243)	(49,727)	(58,910)
Weighted average number of shares, basic	545,547,819	545,547,819	545,547,819	545,547,819
Basic earnings / (loss) per share (US$)	(0.16437)	(0.18375)	(0.09115)	(0.10798)

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
Diluted earnings / (loss) per share	2015	2014	2015	2014
	Unaudited
Earnings / (loss) attributable to owners of the parent (ThUS$)	(89,674)	(100,243)	(49,727)	(58,910)
Weighted average number of shares, basic	545,547,819	545,547,819	545,547,819	545,547,819

Weighted average number of shares, diluted	545,547,819	545,547,819	545,547,819	545,547,819

Diluted earnings / (loss) per share (US$)	(0.16437)	(0.18375)	(0.09115)	(0.10798)

NOTE 30 – CONTINGENCIES

Lawsuits

(i)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed MUS$

Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York.	07-6022920

Atlantic Aviation Investments LLC. (“AAI”), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th , 2007 Varig Logistics S.A. (“Variglog”) for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.

In implementation stage in Switzerland, the conviction stated that Variglog should pay the principal, interest and costs in favor of AAI. It keeps the embargo of Variglog funds in Switzerland with AAI. Variglog is in the process of judicial recovery in Brazil and has asked Switzerland to recognize the judgment that declared the state of judicial recovery and subsequent bankruptcy.

17,100 Plus interests and costs

Atlantic Aviation Investments LLC (AAI)	Supreme Court of the State of New York County of New York.	602286-09

Atlantic Aviation Investments LLC. (“AAI”) sued on July 24th, 2009 Matlin Patterson Global Advisers LLC, Matlin Patterson Global Opportunities Partners II LP, Matlin Patterson Global Opportunities Partners (Cayman) II LP and Logistics LLC Volo (a) as alter egos of Variglog for non-payment of the four loans mentioned in the previous note and (b) for breach of its obligation to guarantee and other obligations under the Memorandum of Understanding signed between the parties on September 29th, 2006.

A recovery compromise was reached for MUS$20 that was approved by the Court. The releases have been exchanged and the case is formally closed.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed MUS$

Lan Argentina S.A.	National Administrative Court.	36337/13	ORSNA Resolution No. 123 which directs Lan Argentina to vacate the hangar located in the Airport named Aeroparque Metropolitano Jorge Newberry, Argentina.

On June 19th, 2014, the Second Division of the Federal Administrative Chamber confirmed the extension of the injunction granted by the Court of 1st Instance in March. On September 18th, 2014 the Court of 1st Instance decided to extend the validity of the injunction until a sentence is reached in the main trial. On December 30th, 2014 the Supreme Court of Justice of the Nation decided to reject the appeal of complaint presented by ORSNA against the granting of the injunction. On May 15, 2015, the trial court granted another extension of the precautionary measure, which will expire December 15, 2015. The National Airport Authority of Argentina (ORSNA) appealed that decision and the case is now before the National Administrative Court for confirmation or revocation.

Undetermined

(ii)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed MUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	-

Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th , 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight. On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of MUS$ 9.163. This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. We cannot predict the outcome of this appeal process.

				On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011. A hearing was held on May 11, 2015 where each party presented their pleadings.	9.163

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).	-

Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.

				Cases are in the uncovering evidence stage.	Undetermined

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed MUS$

Aerolinhas Brasileiras S.A.	Federal Courts	0008285- 53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: MUS$10.542; (ii) Norberto Jochmann: MUS$ 211; (iii) Hernan Merino: MUS$ 105; (iv) Felipe Meyer:MUS$ 105. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement.	10.964

Aerolinhas Brasileiras S.A	Federal Justice.	0001872- 58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	The PFN worsened the decision which granted the suspension of the tax credits´ payment discussed in the PA. Currently, the case is waiting for decision of the Court of First Instance.	11.701

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed MUS$

Tam Linhas Aéreas S.A	Department of Federal Revenue of Brazil	19515.721155/2014-15	Alleged irregularities in the SAT payments for the periods 1/2009 to 13/2009, 1/2010 to 13/2010 and 1/2011 to 12/2012.	We presented an administrative defense. The decision has been pending since January 12, 2015.	26.697

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling of the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered by MMUS$ 77 The process is in TRF2 since 28/04/2014 awaiting for sentence on the appeal filed by TAM	95.039

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000087/2009-36	This is an administrative proceeding arising from an infraction notice issued on 15.12.2009, by which the authority aims to request social contribution on net income (CSL) on base periods 2004 to 2007, due to the deduction of expenses related to suspended taxes.	The appeal filed by the company was dismissed in 2010. In 2012 the voluntary appeal was also dismissed. Consequently, the special appeal filed by the company awaits judgment of admissibility, since 2012.	23.347

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. Such appeal is waiting for judgment by CARF since 2014.	21.463

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed MUS$

Tam Linhas Aéreas S.A.	6th Rod Treasury of San Pablo.	0012938-14.2013.8.26.0053	It is an annulment action filed against the municipality of São Paulo seeking to annul the tax credit constituted by the non-payment of ISS due by INFRAERO for the provision of airport services.	In 2013 the claim was judged partially valid for the interests of the company. The appeal is pending since March 2014.	10.716

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	16643.000085/2009-47	File demanding the recovery of income tax and social contribution on net profits (CSL) derived from royalties and costs of using the TAM brand.	First instance decision was unfavorable to the interests of the company. Currently expecting ruling on the appeal filed by the company on March 15, 2012.	10.332

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10831.012344/2005-55	Auto infringement presented to demand the import tax (II), the Social Integration Program (PIS) Contribution for Social Security Financing (COFINS) arising from the loss of international unidentified cargo.	Adverse administrative decision to the interests of the company. Case pending before the Court of Tax Appeals (CARF) awaiting decision.	8.312

Tam Linhas Aéreas S.A.	Department of Finance of the State of Sao Paulo.	3.123.785-0	Infringement notice to demand payment of the tax on the circulation of goods and services (ICMS) regulating the import of aircraft.	Currently awaiting the decision on the appeal filed by the company in STF.	8.630

Tam Linhas Aéreas S.A.	1st Civil Court of the District of Goiânia/GO.	200702435095(ordinary)	Lawsuit filed by a former TAM sales representative that requires compensation for moral and material damages resulting from the termination of his contract as sales representative.	Currently undergoing liquidation sentencing and pending term expert witness.	11.104

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed MUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

The July 30th , 2012 LAN COLOMBIA AIRLINES initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LAN COLOMBIA AIRLINES arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th , 2013 AIRES SA And / Or LAN AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LAN COLOMBIA AIRLINES customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

				Through proceedings dated June 5, 2014, the First Civil Overflow Court Room became aware of the process in Colombia and sent a copy of prior pleas submitted to the plaintiffs by the defendant. The Federal Court ruled on March 26th, 2014 and approved the request from LAN AIRLINES COLOMBIA to suspend the process in the U.S. as the demand in Colombia is underway. Additionally, the U.S. judge closed the case administratively. the Federal Court of Appeals, confirmed the end of the case in the U.S. on April 1st, 2015.	12.443

Tam Linhas Aéreas S.A.	Department of Finance of the State of Rio de Janeiro.	03.431129-0	The State of Rio de Janeiro requires VAT tax credit for the purchase of kerosene (jet fuel). According to a report, the auditor noted that none of the laws of Rio de Janeiro authorizes the appropriation of credit, so the credit was refused and demanded tribute.	Objection was filed on December 12th, 2013. Currently, waiting for the trial of the first administrative instance.	73.374

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th , 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. Currently awaiting for judgment on the objection (manifestações de inconformidade).	144.717

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed MUS$

Tam Linhas Aéreas S.A.	Department of Finance of the State of Sao Paulo	4037054-9	On September 20th, 2014 we were notified that the Department of Finance of the State of São Paulo filed an infringement lawsuit for non-payment of tax on the circulation of goods and services relating to telecommunications services ICMS.	Defense presented. First Instance court decision maintained the infraction notice in its entirety. We filed ordinary appeal, which is awaiting for judgment of the TIT / SP.	8.347

Tam Linhas Aéreas S.A.	Labor Court of Porto Alegre.	0001611- 93.2012.5.04.0013	Civil Action of Ministry of Labor that requires the granting of black shoes, belts and socks for workers who wear uniforms.	Pending the formalization of agreement for the beginning of the concession of shoes to employees. The process will be completed in the coming months.	9.029 Approximate value / Estimated

Tam Linhas Aéreas S.A.	Labor Court of São Paulo	0001734- 78.2014.5.02.0045	Action filed by the Ministry of Labor, which requires compliance with legislation on breaks, extra hours and others.	Early stage. Eventually could affect the operations and control of working hours of employees.	Undetermined

TAM S.A.	Conselho Administrativo de Recursos Fiscais	13855.720077/2014-02	Notice of an alleged infringement presented by Secretaria da Receita Federal do Brasil requiring the payment of IRPJ and CSLL, taxes related to the income earned by TAM on March, 2011, in relation of the reduction of the statute capital of Multiplus S.A.	On January 12, 2014, it was filed an appeal against the object of the notice of infringement. Currently, the company is waiting for the court judgment regarding the appeal filed in the Conselho Administrativo de Recursos Fiscais.	109.691

Tam Linhas Aereas S.A.	1° Civil Court of Goiânia/GO.		That action is filed by the current complainants against the defendant, TAM Linhas Aéreas S / A, for receiving compensation for material and moral damages suffered as a result of an accident with one of its aircraft, which landed on adjacent lands to the Bauru airport, impacting the vehicle of Ms. Savi Gisele Marie de Seixas Pinto and William Savi de Seixas Pinto, causing their death. The first was the wife and mother of the complainants and the second, son and brother, respectively.	Currently under the enforcement phase of the sentence.	12.064

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed MUS$

Aerolinhas Brasileiras S.A.	Labor Court of Campinas.	0010498- 37.2014.5.15.0095	Lawsuit filed by the National Union of aeronauts, requiring weekly rest payment (DSR) scheduled stopovers, displacement and moral damage.	Trial in initial stage and in negotiation process with the Union.	17.644 Approximate value / estimated

Aerolinhas Brasileiras S.A.	Labor Court of Manaus.	0002037- 67.2013.5.11.0016	Lawsuit filed by the Union of Manaus Aeroviarios requiring assignment of hazard to ground workers (AEROVIARIOS).	Process in the initial phase. The value is in the calculation stage by the external auditor.	Undetermined

Aerolinhas Brasileiras S.A.	Labor Court of Campinas	0011014- 52.2014.5.15.0129	Lawsuit filed by the Union of Air Workers of Campinas requesting risk compensation for ABSA workers.	The process is in its initial phase. The amounts involved are being calculated by the external accountant of the Company.	Undetermined

Aerolane, Líneas Aéreas Nacionales del Ecuador	Internal Revenue Service	17502-2012-0082	Certificate of 2006 Income Tax, items where CEDT is disregarded. They are requesting certification of branch expenses, ARC fees for which no income tax withholding was made by the payer, etc. These proceedings began in 2012.	A decision was rendered on the appeal for a review and payment was made to avoid interest accrual. This payment was also contested before the Court.	12.505

-

Governmental Investigations. The investigation by the authorities of Chile and the United States of America continues, related to payments carried out by LATAM Airlines Group S.A. (before called LAN Airlines S.A.) in 2006-2007, to a consultant that advised it in the resolution of labor matters in Argentina. The Company continues cooperating with the respective authorities in the aforementioned investigation. Presently the Company cannot predict the results in the matter; nor estimate or range the potential losses or risks that may eventually come resulting from the way in which this matter is finally resolved.

-

In order to deal with any financial obligations arising from legal proceedings in effect at June 30, 2015, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

NOTE 31 - COMMITMENTS

(a.1)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767 and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

Additionally, with respect to various loans signed by its subsidiary Lan Cargo S.A. for the financing of Boeing 767F and 777F aircraft, which carry the guarantee of the United States Export–Import Bank, restrictions have been established to the Company’s management and its subsidiary Lan Cargo S.A. in terms of shareholder composition and disposal of assets.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

At June 30, 2015, the Company is in compliance with all indicators detailed above.

(a.2)	Fleet financing commitments to receive

On May 29, 2015, The Company has issued and placed debt securities denominated Enhanced Equipment Trust Certificates (“EETC”) for an aggregate amount of US $ 1,020,823,000 (the “Certificates”) in accordance with the following:

•	The Certificates were issued and placed in the international market under Rule 144-A and Regulation S of the securities laws of the United States of America by pass-through trusts (“Trusts”).

•

      This offer consists of class A Certificates that will have an interest rate of 4.2% per annum, with an estimated distribution date of November 15, 2027, while the Class B Certificates will have an interest rate of 4.5% per annum, with an estimated distribution date of November 15, 2023.

•

      The Trusts will use the proceeds of the placement, which will initially remain in escrow with a first class bank, to acquire “Equipment Notes” to be issued by four separate special purpose entities, each of which is wholly owned by LATAM (each an “Issuer”).

•

      Each Issuer will use the proceeds from the sale of the Equipment Notes and the initial payment under each Lease (as such term is defined below) to finance the acquisition of eleven new Airbus A321-200, two Airbus A350-900s and four Boeing 787 -9, whose deliveries are scheduled between July 2015 and March 2016 (the “Aircrafts”).

•	Each of the Issuers will lease the acquired Aircrats to LATAM according to a finance lease (“Lease”), who may in turn sublease the Aircraft under operating sub-lease agreements.

•	Based on the above, LATAM will recognise these Equipment Notes as debt upon delivery of each Aircraft.

•

      The Certificates have not been registered under the United Stated Securities Act of 1933 or under applicable securities laws in any other jurisdiction. Consequently, the Certificates have been offered and sold to persons reasonably believed to qualify as institutional investors in accordance with Rule 144-A under the Securities Act of the United States, and other non-residents of the United States in transactions outside the United States under Regulation S of the normative body.

(b)	Commitments under operating leases as lessee

Details of the main operating leases are as follows:

Lessor	Aircraft	As of June 30, 2015	As of December 31, 2014

		Unaudited
Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-27615 Inc.	Boeing 767	1	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviacion Centaurus, A.I.E	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E.	Airbus A319	1	1
Aviación Real A.I.E.	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	1	1
Avolon Aerospace AOE 20 Limited	Airbus A320	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	1	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
Avolon Aerospace AOE 63 Limited	Boeing 787	-	1
AWAS 4839 Trust	Airbus A320	1	1
AWAS 5125 Trust	Airbus A320	1	1
AWAS 5178 Limited	Airbus A320	1	1
AWAS 5234 Trust	Airbus A320	1	1

Lessor	Aircraft	As of June 30, 2015	As of December 31, 2014

		Unaudited

Baker & Spice Aviation Limited	Airbus A320	2	2
BOC Aviation Pte. Ltd.	Airbus A320	1	1
Churchill Aviation Limited	Airbus A320	1	-
CIT Aerospace International	Airbus A320	2	2
Delaware Trust Company, National Association	Bombardier Dhc8-200	5	5
Eden Irish Aircr Leasing MSN 1459	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A320	3	6
GFL Aircraft Leasing Netherlands B.V.	Airbus A320	1	1
International Lease Finance Corporation	Boeing 767	1	1
JSA Aircraft 38484, LLC	Airbus A320	1	-
Magix Airlease limited	Airbus A320	2	2
MASL Sweden (1) AB	Airbus A320	1	1
MASL Sweden (2) AB	Airbus A320	1	1
MASL Sweden (7) AB	Airbus A320	1	1
MASL Sweden (8) AB	Airbus A320	1	1
NBB Cuckoo Co., Ltd	Airbus A320	1	-
NBB Grosbeak Co., Ltd	Airbus A320	1	-
Orix Aviation Systems Limited	Airbus A320	2	2
RBS Aerospace Limited	Airbus A320	-	6
SASOF II (J) Aviation Ireland Limited	Airbus A319	1	1
SKY HIGH V LEASING COMPANY LIMITED	Airbus A320	1	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	5
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	8	2
SMBC Aviation Capital Limited	Airbus A321	2	2
Sunflower Aircraft Leasing Limited	Airbus A320	2	2
TC-CIT Aviation Ireland Limited	Airbus A320	1	1
Volito Aviation August 2007 AB	Airbus A320	2	2
Volito Aviation November 2006 AB	Airbus A320	2	2
Volito November 2006 AB	Airbus A320	2	2
Wells Fargo Bank North National Association	Airbus A319	3	3
Wells Fargo Bank North National Association	Airbus A320	2	2
Wells Fargo Bank Northwest National Association	Airbus A320	6	6
Wells Fargo Bank Northwest National Association	Airbus A330	3	5
Wells Fargo Bank Northwest National Association	Boeing 787	3	3
Wells Fargo Bank Northwest National Association	Boeing 777	7	7
Wells Fargo Bank Northwest National Association	Boeing 787	6	3
Wilmington Trust Company	Airbus A319	1	1
Zipdell Limited	Airbus A320	-	1

Total		107	107

The rentals are shown in results for the period for which they are incurred.

The minimum future lease payments not yet payable are the following:

	As of	As of
	June 30,	December 31,
	2015	2014
	ThUS$	ThUS$
	Unaudited
No later than one year	495,516	511,624
Between one and five years	1,240,837	1,202,440
Over five years	737,090	441,419

Total	2,473,443	2,155,483

The minimum lease payments charged to income are the following:

	For the 6 months ended		For the 3 months ended

	June 30,		June 30,

	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Minimum operating lease payments	257,691	261,073	128,793	133,205

Total	257,691	261,073	128,793	133,205

In the first quarter of 2014, two Airbus A320-200 aircraft were acquired and two Airbus A321-200 aircraft were leased for a period of 8 years each. Moreover, two Boeing 737-700 aircraft, one Boeing B767-300F aircraft, one Boeing 767-300F aircraft, one Airbus A340-300 aircraft and one Bombardier Dhc8-400 aircraft were returned. Additionally, as a result of its sale and subsequent lease, during March 2014 four Boeing 777-300ER aircraft were added as operative leasing, with each aircraft being leased for periods between four and six years each. During the second quarter of 2014, one Airbus A320-200 aircraft and one Boeing 787-800 aircraft were added by leasing them for a period of 8 and 12 years, respectively. On the other hand, one Bombardier Dhc8-400 aircraft, four Airbus A320-200 aircraft, seven Airbus A330-200 aircraft and three Boeing 737-700 aircraft were returned. In the third quarter of 2014, one Airbus A320-200 aircraft and one Boeing 787-800 aircraft were added by leasing them for a period of 8 and 12 years, respectively. On the other hand, one Bombardier Dhc8-400 aircraft, two Airbus A319-100 aircraft and one Boeing 767-300ER aircraft were returned. In the fourth quarter of 2014, two Airbus A320-200 aircraft and one Boeing 767-300ER aircraft were returned. On the other hand, three A340-300 aircraft and one A319-100 aircraft were bought. Additionally it was reported that the purchase option will be exercised by 2 Bombardier Dhc8-200 aircraft. Therefore, these aircraft were reclassified to the category Property, plant and equipment.

During the first quarter of 2015, two Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, two Airbus A320-200 aircraft were returned.

During the second quarter of 2015, two Airbus A321-200 aircraft and one Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, one Airbus A320-200 aircraft and two Airbus A330-200 aircraft were returned.

The operating lease agreements signed by the Company and its subsidiaries state that maintenance of the aircraft should be done according to the manufacturer’s technical instructions and within the margins agreed in the leasing agreements, a cost that must be assumed by the lessee. The lessee should also contract insurance for each aircraft to cover associated risks and the amounts of these assets. Regarding rental payments, these are unrestricted and may not be netted against other accounts receivable or payable between the lessor and lessee.

At June 30, 2015 the Company has existing letters of credit related to operating leasing as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
GE Capital Aviation Services Limited	Lan Cargo S.A.	Three letter of credit	5,435	Nov 16, 2015
GE Capital Aviation Services Limited	LATAM Airlines Group S.A.	Six letter of credit	23,456	Dec 4, 2015
International Lease Finance Corp	LATAM Airlines Group S.A.	Four letter of credit	1,700	Oct 13, 2015
ORIX Aviation System Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Jul 31, 2015
TAF Mercury	LATAM Airlines Group S.A.	One letter of credit	4,000	Dec 4, 2015
TAF Venus	LATAM Airlines Group S.A.	One letter of credit	4,000	Dec 4, 2015
Wells Fargo Bank	LATAM Airlines Group S.A.	Three letter of credit	6,000	Feb 9, 2016
Cit Aerospace International	Tam Linhas Aéreas S.A.	Two letter of credit	5,782	Jul 12, 2015
SMBC Aviation Capital Ltd.	Tam Linhas Aéreas S.A.	One letter of credit	10,532	Aug 24, 2015

			64,160

(c)	Other commitments

At June 30, 2015 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,091	Nov 15, 2015
American Alternative Insurance
Corporation	LATAM Airlines Group S.A.	Four letter of credit	3,140	Apr 5, 2015
BBVA	LATAM Airlines Group S.A.	One letter of credit	24,315	Aug 3, 2015
Citibank N.A.	LATAM Airlines Group S.A.	One letter of credit	6,825	Dec 20, 2015
Comisión Europea	LATAM Airlines Group S.A.	One letter of credit	9,035	Feb 11, 2016
Deutsche Bank A.G.	LATAM Airlines Group S.A.	Three letter of credit	40,000	Jul 28, 2015
Dirección General de Aeronáutica Civil	LATAM Airlines Group S.A.	Fifty five letter of credit	17,077	Jul 28, 2015
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 17, 2016
Metropolitan Dade County	LATAM Airlines Group S.A.	Ten letter of credit	3,108	Aug 11, 2015
The Royal Bank of Scotland plc	LATAM Airlines Group S.A.	Two letter of credit	23,000	Jan 8, 2016
Washington International Insurance	LATAM Airlines Group S.A.	Three letter of credit	2,810	Sep 29, 2015
Wells Fargo Bank	LATAM Airlines Group S.A.	Six letter of credit	5,160	Mar 13, 2016
4ª Vara Mista de Bayeux	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,077	Mar 25, 2021
6ª Vara de Execuções Fiscais Federal	Tam Linhas Aéreas S.A.
de Campo Grande/MS	(Pantanal)	Two insurance policies guarantee	23,616	Jan 4, 2016
Vara da Fazenda Pública da Comarca de São Paulo	Tam Linhas Aéreas S.A.	One insurance policies guarantee	2,437	Mar 29, 2016

			169,191

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

Tax No.	Related party	Nature of relationship with related parties	Country of origin	Explanation of other information about related parties	Nature of related parties transactions	Currency	Transaction amount with related parties As of June 30,
							2015	2014
							ThUS$	ThUS$

							Unaudited
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controlling shareholder	Chile	Investments	Revenue from services provided	US$	3	25
96.847.880-K	Lufthansa Lan Technical Training	Associate	Chile	Training center	Leases as lessor	CLP	-	124
					Services received	CLP	-	(333)
					Services received	US$	-	(379)
65.216.000-K	Comunidad Mujer	Other related parties	Chile	Promotion and	Revenue from services provided	CLP	-	9
				training of women	Services received	CLP	(11)	(12)
78.591.370-1	Bethia S.A and subsidiaries	Other related parties	Chile	Investments	Leases as lessor	CLP	-	(2)
					Revenue from services provided	CLP	851	896
					Services received	CLP	(1,225)	(424)
					Commitments made on behalf of the entity	CLP	173	-
79.773.440-3	Transportes San Felipe S.A	Other related parties	Chile	Transport	Revenue from services provided	CLP	-	20
					Services received	CLP	(48)	(76)
87.752.000-5	Granja Marina Tornagaleones S.A.	Other related parties	Chile	Pisciculture	Revenue from services provided	CLP	69	75
Foreign	Inversora Aeronáutica Argentina	Other related parties	Argentina	Investments	Revenue from services provided	ARS	2	7
					Leases as lessor	US$	-	(167)
					Leases as lessor	ARS	(89)	-
					Commitments made on behalf of the entity	ARS	(45)	-
Foreign	TAM Aviação Executiva e Taxi Aéreo S/A	Other related parties	Brazil	Transport	Services received	BRL	-	(14)
Foreign	Prismah Fidelidade S.A.	Joint Venture	Brazil	Marketing	Liabilities settlement on behalf of the entity for the related party	BRL	-	(176)

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors.

	For the 6 months ended June 30,		For the 3 months ended June 30,
	2015	2014	2015	2014
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Remuneration	8,558	10,148	4,084	4,898
Management fees	278	448	114	237
Non-monetary benefits	360	614	169	165
Short-term benefits	10,152	9,345	5,304	3,924
Share-based payments	5,280	8,791	2,640	4,379

Total	24,628	29,346	12,311	13,603

NOTE 33 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital in LATAM Airlines Group S.A.

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 “Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2011

At a Special Shareholders Meeting held on December 21, 2011, the Company’s shareholders approved, among other matters, an increase of capital of which 4,800,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, pursuant to Article 24 of the Companies Law. In this compensation plan no member of the controlling group would be benefited.

The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive as employee of the Company at these dates for the exercise of the options:

Percentage	Period

30%	From December 21, 2014 and until December 21, 2016.

30%	From December 21, 2015 and until December 21, 2016.

40%	From June 21, 2016 and until December 21, 2016.

Number
of share
options
Share options in agreements of share- based payments, as of January 1, 2014	4,497,000
Share options granted	160,000
Share options cancelled	(455,000)

Share options in agreements of share- based payments, as of December 31, 2014	4,202,000

Share options in agreements of share- based payments, as of January 1, 2015	4,202,000
No movement at June 30, 2015	-

Share options in agreements of share- based payments, as of June 30, 2015 (Unaudited)	4,202,000

These options have been valued and recorded at fair value at the grant date, determined by the “Black-Scholes-Merton”. The effect on income to June 2015 corresponds to ThUS$ 5,280 (ThUS$ 8,600 at June 30, 2014).

The input data of option pricing model used for share options granted are as follows:

	Weighted average	Exercise	Expected	Life of	Dividends	Risk-free
	share price	price	volatility	option	expected	interest
As of June 30, 2014	US$ 23.55	US$ 24.97	61.52%	3.6 years	0%	0.00550
As of June 30, 2015	US$ 15.47	US$ 18.29	34.74%	3.6 years	0%	0.00696

(a.2)	Compensation plan 2013

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the Company’s shareholders approved motions including increasing corporate equity, of which 1,500,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, in conformity with the stipulations established in Article 24 of the Corporations Law. With regard to this compensation, a defined date for implementation does not exist. The granting of options for the subscription and payment of shares has been formalized through conclusion of contracts of options to subscribe for shares, according to the proportions shown in the following schedule of accrual and is related to the permanence condition of the executive at these dates for the exercise of the options:

Percentage	Period

100%	From November 15, 2017 and until June 11, 2018.

(b)	Subsidiaries compensation plans

TAM Linhas Aereas S.A. and Multiplus S.A., both subsidiaries of TAM S.A., have outstanding stock options at June 30, 2015, which amounted to 96,675 shares and 593,910 shares, respectively.

TAM Linhas Aéreas S.A.

Description	4th Grant	Total

Date	05-28-2010

Outstanding option number	96,675	96,675

Multiplus S.A.

				4nd Extraordinary
Description	1st Grant	3rd Grant	4th Grant	Grant	Total

Date	10-04-2010	04-16-2012	10-04-2010	11-20-2013

Outstanding option number	3,796	115,298	269,241	205,575	593,910

The Options of TAM Linhas Aéreas S.A., under the plan’s terms, are divided into three equal parts and employees can run a third of its options after three, four and five years respectively, as long as they remain employees of the company. The agreed term of the options is seven years.

For Multiplus S.A., the plan’s terms provide that the options granted to the usual prizes are divided into three equal parts and employees may exercise one-third of their two, three and four, options respectively, as long as they keep being employees of the company. The agreed term of the options is seven years after the grant of the option. The first extraordinary granting was divided into two equal parts, and only half of the options may be exercised after three years and half after four years. The second extraordinary granting was also divided into two equal parts, which may be exercised after one and two years respectively.

Both companies have an option that contains a “service condition” in which the exercise of options depends exclusively on the delivery services by employees during a predetermined period. Terminated employees will be required to meet certain preconditions in order to maintain their right to the options.

The acquisition of the share’s rights, in both companies is as follows:

	Number of shares	Number of shares
Company	Accrued options	Non accrued options
TAM Linhas Aéreas S.A.	-	96,675
Multiplus S.A.	-	593,910

In accordance with IFRS 2 - Share-based payments, the fair value of the option must be recalculated and recorded as a liability of the Company once payment is made in cash (cash-settled). The fair value of these options was calculated using the Black-Scholes method, where the cases were updated with information LATAM Airlines Group S.A. There is no value recorded in liabilities and in income at June 30, 2015 (at June 30, 2014 not exist value recorded in liabilities and the amount recognized in in incomes was ThUS$ 191).

NOTE 34 - THE ENVIRONMENT

LATAM Airlines Group S.A. manages environmental issues at the corporate level, centralized in Environmental Management. There is a commitment to the highest level to monitor the company and minimize their impact on the environment, where continuous improvement and contribute to the solution of global climate change problems, generating added value to the company and the region, are the pillars of his administration.

One function of Environmental Management, in conjunction with the various areas of the Company, is to ensure environmental compliance, implementing a management system and environmental programs that meet the increasingly demanding requirements globally; well as continuous improvement programs in their internal processes that generate environmental and economic benefits and to join the currently completed.

The Environment Strategy LATAM Airlines Group S.A. is called Climate Change Strategy and is based on the following objectives:

i.	Impacto y Rentabilidad:
-	Environmental Management System
-	Risk Management
-	Eco-efficiency
-	Sustainable Alternative Energy
ii.	Compromiso y Reconocimiento:
-	Internal Capacity Development
-	Transparency
-	Value Chain
-	Emissions Offsets
-	Recognition and Communications Projects

For 2014, were established and worked the following topics:

1.	Advance in the implementation of an Environmental Management System;
2.	Manage the Carbon Footprint by measuring, external verification and compensation of our emissions by ground operations;
3.	Corporate Risk Management;
4.	Establishment of corporate strategy to meet the global target of aviation to have a carbon neutral growth by 2020.

Thus, during the first half of the year, we have worked in the following initiatives:

-	Advance in the implementation of an Environmental Management System for main operations, with an emphasis on Santiago and Miami
-	Certification of stage 2, the most advanced IATA Environmental Assestment (IEnvA).
-	Preparation of the environmental chapter for reporting sustainability of the Company, to measure progress on environmental issues.
-	The preparation of the second report supporting environmental management of the Company.
-	Measurement and external verification of the Corporate Carbon Footprint.

In the year 2014, LATAM Airlines Group was selected in the Dow Jones Sustainability index, in global category, emerging as a leader in the global aviation industry its strategy on Climate Change and its efficient operation (Eco-Efficiency).

During the first half of 2015 the Environment Management has spent US$ 83,354 (US$ 126,532 at June 30, 2014). The budget of the Environment Management for 2015 is US$ 324,465 (US$ 520,000 for 2014).

NOTE 35 – EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

Subsequent to the closing date of the annual financial statements, at June 30, 2015, has occurred an important variation in the exchange rate R$/US$, from R$ 3.10 per US$ to R$ 3.51 per US$ at August 13, 2015, which represents a 13,05% depreciation of the Brazilian currency.

At the date of issuance of these financial statements, given the complexity of this matter, the administration has not yet concluded the analysis and determination of the financial effects of this situation.

New Brand (Essential information August 6, 2016)

After extensive integration work following the association between LAN and TAM, during which they have had a firmly progress in the homologation process, optimization of their connection areas, as well as the restructuring and modernization of its fleet, the LATAM Airlines Group’s Directory has decided to adopt a unique name and identity, so they announced that the brand for the most important airline group in Latin America and its subsidiaries, will be LATAM.

The LATAM brand, which is the result of the consolidation of LAN and TAM will come together all passenger and cargo companies that are part of the Group: LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador; TAM Linhas Aereas SA, TAM Transportes Aereos Del Mercosur SA (TAM Airlines Paraguay); and cargo airlines of LATAM Group composed by LAN CARGO, LAN CARGO Colombia, ABSA (TAM Cargo) and Mas Air.

LATAM Airlines Group is already working on changing its corporate image, and this is a process that will take about three years, and that will start to become visible gradually, beginning in 2016, in physical spaces, aircraft, commercial offices, websites, uniforms, among others, from the first half of 2016.

The consolidated financial statements of LATAM Airlines Group SA and subsidiaries as of June 30, 2015, were approved at the Extraordinary Board Meeting on August 13, 2015.

LATAM Airlines Group S.A. and Subsidiaries’ consolidated financial statements as at June 30, 2015, have been approved by the Board of Director’s in an extraordinary meeting held on August 13, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2015	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO